Interim Financial Information
Individual and Consolidated
(A free translation of the original in Portuguese)

March 31, 2023

brf

Interim Financial Information, Individual and Consolidated | March 31, 2023

Índex

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Interim Financial Information, Individual and Consolidated | March 31, 2023

Breakdown of the Capital by Owner (Not reviewed)	90
INDEPENDENT AUDITORS’ REPORT ON REVIEW INTERIM FINANCIAL INFORMATION	91
Opinion of the Audit and Integrity Committee	92
Statement of Exeutive Board on the Interim Financial Information and Independent Auditor’s Report	93

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Interim Financial Information, Individual and Consolidated | March 31, 2023

Statements of Financial Position

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	03.31.23	12.31.22	03.31.23	12.31.22	LIABILITIES	Note	03.31.23	12.31.22	03.31.23	12.31.22
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	4,731,787	3,984,071	8,466,482	8,130,929	Loans and borrowings	15	3,809,295	3,379,835	4,292,544	3,879,874
Marketable securities	5	376,393	364,543	423,004	418,373	Trade accounts payable	16	11,962,340	12,605,606	13,482,772	14,128,765
Trade receivables	6	4,819,208	6,022,298	3,606,787	4,187,756	Lease liability	17	564,098	521,544	696,385	676,864
Notes receivable	6	135,537	27,351	135,537	27,351	Payroll, related charges and employee profit sharing		703,909	679,097	753,705	720,799
Inventories	7	5,940,952	6,107,041	8,363,832	8,660,891	Taxes payable		230,871	268,666	477,206	522,846
Biological assets	8	2,902,446	3,003,258	3,052,064	3,151,551	Derivative financial instruments	23	232,562	78,276	240,213	82,468
Recoverable taxes	9	1,129,273	931,093	1,472,720	1,229,272	Provision for tax, civil and labor risks	20	768,388	863,313	772,194	867,294
Recoverable income taxes	9	111,133	85,856	201,395	173,596	Employee benefits	19	49,445	49,445	63,906	64,367
Derivative financial instruments	23	149,092	120,865	149,092	120,865	Customer advances		5,962	5,825	138,406	75,832
Prepaid expenses		147,244	84,680	176,223	109,716	Advances from related parties	29	8,700,813	8,655,905	-	-
Advances		61,297	60,707	144,148	187,342	Other current liabilities		827,048	904,298	1,197,591	1,278,830
Assets held for sale		-	-	20,819	21,909
Other current assets		63,036	64,608	76,374	84,795
Total current assets		20,567,398	20,856,371	26,288,477	26,504,346	Total current liabilities		27,854,731	28,011,810	22,114,922	22,297,939

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	16,921,336	17,007,023	20,239,052	19,637,126
Marketable securities	5	14,972	15,505	408,410	406,402	Trade accounts payable	16	6,534	7,459	6,534	7,459
Trade receivables	6	6,492	5,059	6,752	5,307	Lease liability	17	2,244,604	2,105,419	2,472,730	2,368,070
Notes receivable	6	7,026	11,092	7,026	11,092	Taxes payable		94,939	96,666	95,868	97,735
Recoverable taxes	9	4,814,568	4,921,772	4,821,007	4,926,945	Provision for tax, civil and labor risks	20	515,881	505,863	558,658	548,243
Recoverable income taxes	9	235,835	233,289	248,973	244,899	Deferred income taxes	10	-	-	100,304	111,463
Deferred income taxes	10	2,491,611	2,476,334	2,613,501	2,566,461	Liabilities with related parties	29	50,019	49,367	-	-
Judicial deposits	11	424,710	441,751	434,175	450,676	Employee benefits	19	304,763	297,175	438,055	456,945
Biological assets	8	1,568,498	1,558,349	1,665,537	1,649,133	Derivative financial instruments	23	146,244	174,699	146,244	174,699
Derivative financial instruments	23	83,786	10,283	83,786	10,283	Other non-current liabilities		255,674	261,138	713,385	331,899
Restricted cash		28,373	27,515	92,597	89,717
Other non-current assets		152,845	158,216	156,942	162,628
Total long-term receivables		9,828,716	9,859,165	10,538,706	10,523,543	Total non-current liabilities		20,539,994	20,504,809	24,770,830	23,733,639

						EQUITY	21
						Capital		12,835,915	12,835,915	12,835,915	12,835,915
						Capital reserves		2,338,476	2,338,476	2,338,476	2,338,476
						Other equity transactions		(74,345)	(77,825)	(74,345)	(77,825)
Investments	12	12,316,899	13,270,368	101,242	101,064	Accumulated losses		(3,397,092)	(2,363,073)	(3,397,092)	(2,363,073)
Property, plant and equipment	13	12,694,339	12,548,338	14,391,575	14,290,884	Treasury shares		(109,727)	(109,727)	(109,727)	(109,727)
Intangible assets	14	3,256,194	3,252,385	6,422,806	6,434,610	Other comprehensive loss		(1,324,406)	(1,353,758)	(1,324,406)	(1,353,758)
						Attributable to controlling shareholders		10,268,821	11,270,008	10,268,821	11,270,008
						Non-controlling interests		-	-	588,233	552,861
Total non-current assets		38,096,148	38,930,256	31,454,329	31,350,101	Total equity		10,268,821	11,270,008	10,857,054	11,822,869
TOTAL ASSETS		58,663,546	59,786,627	57,742,806	57,854,447	TOTAL LIABILITIES AND EQUITY		58,663,546	59,786,627	57,742,806	57,854,447

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | March 31, 2023

Statements of Income (Loss)

		Parent company		Consolidated
		2023	2022	2023	2022
	Note	Jan-Mar	Jan-Mar	Jan-Mar	Jan-Mar
CONTINUING OPERATIONS
NET SALES	25	11,997,860	10,071,859	13,177,969	12,041,242
Cost of sales	28	(9,720,386)	(9,358,029)	(11,504,756)	(10,928,229)
GROSS PROFIT		2,277,474	713,830	1,673,213	1,113,013
OPERATING INCOME (EXPENSES)
Selling expenses	28	(1,584,564)	(1,272,112)	(1,770,641)	(1,490,602)
General and administrative expenses	28	(95,086)	(86,740)	(159,807)	(143,512)
Impairment loss on trade receivables	6	(5,545)	(3,397)	(6,507)	(3,303)
Other operating income (expenses), net	26	77,458	(5,939)	84,398	(2,673)
Income from associates and joint ventures	12	(1,023,781)	(1,868,686)	(17)	-
LOSS BEFORE FINANCIAL RESULTS AND INCOME TAXES		(354,044)	(2,523,044)	(179,361)	(527,077)
Financial income		157,563	191,468	198,130	214,025
Financial expenses		(1,058,307)	(810,994)	(1,036,189)	(803,865)
Foreign exchange and monetary variations		200,051	1,826,300	(22,012)	(184,462)
FINANCIAL INCOME (EXPENSES), NET	27	(700,693)	1,206,774	(860,071)	(774,302)
LOSS BEFORE TAXES		(1,054,737)	(1,316,270)	(1,039,432)	(1,301,379)
Income taxes	10	20,718	(221,638)	15,805	(245,082)
LOSS FROM CONTINUING OPERATIONS		(1,034,019)	(1,537,908)	(1,023,627)	(1,546,461)

LOSS FROM DISCONTINUED OPERATIONS		-	(34,540)	-	(34,540)
LOSS FOR THE PERIOD		(1,034,019)	(1,572,448)	(1,023,627)	(1,581,001)

Net Income (loss) from Continuing Operation Attributable to
Controlling shareholders		(1,034,019)	(1,537,908)	(1,034,019)	(1,537,908)
Non-controlling interest		-	-	10,392	(8,553)
		(1,034,019)	(1,537,908)	(1,023,627)	(1,546,461)

Net Loss From Discontinued Operations Attributable to
Controlling shareholders		-	(34,540)	-	(34,540)
Non-controlling interest		-	-	-	-
		-	(34,540)	-	(34,540)

INCOME (LOSS) PER SHARE FROM CONTINUED OPERATIONS
Weighted average shares outstanding - basic				1,078,116,849	974,273,625
Income (loss) per share - basic	22			(0.96)	(1.58)
Weighted average shares outstanding - diluted				1,078,116,849	974,273,625
Income (loss) per share - diluted	22			(0.96)	(1.58)

LOSS PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic				1,078,116,849	974,273,625
Loss per share - basic	22			-	(0.04)
Weighted average shares outstanding - diluted				1,078,116,849	974,273,625
Loss per share - diluted	22			-	(0.04)

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | March 31, 2023

Statements of Comprehensive Income (Loss)

		Parent company		Consolidated
		2023	2022	2023	2022
	Note	Jan-Mar	Jan-Mar	Jan-Mar	Jan-Mar
Loss for the period		(1,034,019)	(1,572,448)	(1,023,627)	(1,581,001)
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation of foreign operations		28,113	(80,327)	56,469	(155,934)
Gain on net investment hedge		52,942	210,404	52,942	210,404
Cash flow hedges – effective portion of changes in fair value	23	1,251	224,323	8	224,678
Cash flow hedges – reclassified to profit or loss	23	(55,949)	(115,708)	(55,949)	(115,708)
Items that are or may be reclassified subsequently to profit or loss		26,357	238,692	53,470	163,440
Actuarial gains on pension and post-employment plans	19	2,995	3,753	862	3,673
Items that will not be reclassified to profit or loss		2,995	3,753	862	3,673
Comprehensive income (loss) for the period		(1,004,667)	(1,330,003)	(969,295)	(1,413,888)
Attributable to
Controlling shareholders		(1,004,667)	(1,330,003)	(1,004,667)	(1,330,003)
Non-controlling interest		-	-	35,372	(83,885)
		(1,004,667)	(1,330,003)	(969,295)	(1,413,888)

Items above are stated net of income taxes and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | March 31, 2023

Statements of Changes in Equity

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on cash flow hedge (1)	Actuarial gains (losses)	Accumulated losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2021	12,460,471	141,834	(67,531)	(127,286)	(1,162,066)	(583,904)	(66,756)	(2,132,230)	8,462,532	363,091	8,825,623
Restatement by hyperinflation	-	-		-	-	-	-	216,193	216,193	135,260	351,453
Comprehensive income (loss) (1)
Gains on foreign currency translation of foreign operations	-	-	-	-	49,240	-	-	-	49,240	47,283	96,523
Gains on net investment hedge	-	-	-	-	87,929	-	-	-	87,929	-	87,929
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	276,515	-	-	276,515	(933)	275,582
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	61,293	-	61,293	(16,568)	44,725
Income (loss) for the year	-	-	-	-	-	-	-	(3,166,403)	(3,166,403)	24,777	(3,141,626)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	137,169	276,515	61,293	(3,166,403)	(2,691,426)	54,559	(2,636,867)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	(16,009)	16,009	-	-	-
Capital increase through issuance of shares	500,000	4,900,000		-	-	-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares	(124,556)	-		-	-	-	-	-	(124,556)	-	(124,556)
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(49)	(49)
Compensation of accumulated losses with capital reserve	-	(2,703,358)		-	-	-	-	2,703,358	-	-	-
Share-based payments	-	-	(10,294)	17,559	-	-	-	-	7,265	-	7,265
BALANCES AT DECEMBER 31, 2022	12,835,915	2,338,476	(77,825)	(109,727)	(1,024,897)	(307,389)	(21,472)	(2,363,073)	11,270,008	552,861	11,822,869
Comprehensive income (loss) (1)
Gains on foreign currency translation of foreign operations	-	-	-	-	28,113	-	-	-	28,113	28,356	56,469
Gain on net investment hedge	-	-	-	-	52,942	-	-	-	52,942	-	52,942
Unrealized gains in cash flow hedge	-	-	-	-	-	(54,698)	-	-	(54,698)	(1,243)	(55,941)
Actuarial gains on pension and post-employment plans	-	-	-	-	-	-	2,995	-	2,995	(2,133)	862
Income (loss) for the period	-	-	-	-	-	-	-	(1,034,019)	(1,034,019)	10,392	(1,023,627)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	81,055	(54,698)	2,995	(1,034,019)	(1,004,667)	35,372	(969,295)
Appropriation of income (loss)
Share-based payments	-	-	3,480		-	-	-	-	3,480	-	3,480
BALANCES AT MARCH 31, 2023	12,835,915	2,338,476	(74,345)	(109,727)	(943,842)	(362,087)	(18,477)	(3,397,092)	10,268,821	588,233	10,857,054
(1)	All changes in other comprehensive income are presented net of taxes.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | March 31, 2023

Statements of Cash Flows

	Parent company		Consolidated
	2023	2022	2023	2022
	Jan-Mar	Jan-Mar	Jan-Mar	Jan-Mar
OPERATING ACTIVITIES
Loss from continuing operations	(1,034,019)	(1,537,908)	(1,023,627)	(1,546,461)
Adjustments for:
Depreciation and amortization	337,933	328,613	438,992	401,823
Depreciation and depletion of biological assets	319,344	264,295	344,703	276,997
Result on disposal of property, plant and equipments and investment	(74,276)	(2,013)	(78,372)	(1,996)
Write-down of inventories to net realizable value	4,448	130,992	18,968	139,412
Provision for tax, civil and labor risks	74,248	115,851	74,373	116,915
Income from investments under the equity method	1,023,781	1,868,686	17	-
Financial results, net	700,693	(1,206,774)	860,071	774,302
Tax recoveries and gains in tax lawsuits	-	(7,816)	-	(9,691)
Deferred income tax	(20,718)	221,818	(20,191)	213,461
Gratuities for the employees	886	(2,613)	1,001	(9,671)
Other provisions	11,010	(14,087)	11,972	(14,186)
	1,343,330	159,044	627,907	340,905
Trade accounts receivable	1,226,287	1,100,919	548,105	414,768
Inventories	161,641	206,968	249,450	487,199
Biological assets - current	100,812	(40,457)	94,239	(59,921)
Trade accounts payable	(1,025,844)	(1,060,125)	(1,058,622)	(1,163,130)
Cash generated by operating activities	1,806,226	366,349	461,079	19,821
Investments in securities at FVTPL (1)	-	-	(125,316)	(42,600)
Redemptions of securities at FVTPL (1)	-	7,330	133,102	61,403
Interest received	65,299	56,799	91,786	53,031
Payment of tax, civil and labor provisions	(127,081)	(98,138)	(127,078)	(98,128)
Derivative financial instruments	(109,019)	(1,622,674)	(108,268)	(1,612,465)
Other operating assets and liabilities (2)	(151,243)	(2,443,812)	269,109	3,348
Net cash provided by (used in) operating activities	1,484,182	(3,734,146)	594,414	(1,615,590)

INVESTING ACTIVITIES
Investments in securities at amortized cost	-	-	(15,012)	-
Redemptions of securities at amortized cost	-	-	(2,313)	-
Additions to property, plant and equipment	(196,857)	(313,853)	(238,084)	(354,500)
Additions to biological assets - non-current	(338,094)	(306,388)	(369,070)	(329,103)
Proceeds from disposals of property, plant, equipments and investment	3,262	1,019	3,262	1,019
Additions to intangible assets	(48,364)	(53,480)	(49,187)	(55,681)
Capital increase in affiliates	(195)	(60,261)	(195)	(60,261)
Capital increase in subsidiaries	-	(83,000)	-	-
Net cash used in investing activities	(580,248)	(815,963)	(670,599)	(798,526)

FINANCING ACTIVITIES
Proceeds from debt issuance	734,291	27,415	1,783,263	208,809
Repayment of debt	(171,732)	(153,013)	(435,704)	(282,355)
Payment of interest	(455,612)	(383,281)	(528,255)	(454,257)
Payment of interest derivatives - fair value hedge	(139,842)	(33,288)	(139,842)	(33,288)
Capital increase through issuance of shares	-	5,282,038	-	5,282,038
Payment of lease liabilities	(123,500)	(113,896)	(170,898)	(148,396)
Net cash provided by (used in) financing activities	(156,395)	4,625,975	508,564	4,572,551
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	177	(61,424)	(96,826)	(605,009)
Net increase in cash and cash equivalents	747,716	14,442	335,553	1,553,426
Balance at the beginning of the period	3,984,071	4,633,816	8,130,929	7,528,820
Balance at the end of the period	4,731,787	4,648,258	8,466,482	9,082,246
(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	In the Parent Company, contemplates mainly the effects of prepayments of exports with subsidiaries in the amount of R$50,718 for the year ended December 31, 2022 (R$3,220,112 in the same period of the previous year).

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | March 31, 2023

Statements of Value Added

	Parent company		Consolidated
	2023	2022	2023	2022
	Jan-Mar	Jan-Mar	Jan-Mar	Jan-Mar
1 - REVENUES	13,226,801	11,412,355	14,510,691	13,493,535
Sales of goods and products	12,962,161	11,109,473	14,210,378	13,157,220
Other income	77,407	(5,306)	84,347	(2,040)
Revenue related to construction of own assets	192,778	311,585	222,473	341,658
Expected credit losses	(5,545)	(3,397)	(6,507)	(3,303)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(9,414,309)	(8,986,554)	(11,073,235)	(10,514,337)
Costs of goods sold	(7,992,831)	(7,734,236)	(9,563,444)	(9,139,825)
Materials, energy, third parties services and other	(1,417,030)	(1,237,592)	(1,489,884)	(1,353,522)
Reversal for inventories losses	(4,448)	(14,726)	(19,907)	(20,990)
3 - GROSS ADDED VALUE(1-2)	3,812,492	2,425,801	3,437,456	2,979,198
4 - DEPRECIATION AND AMORTIZATION	(657,277)	(592,908)	(783,695)	(678,820)
5 - NET ADDED VALUE (3-4)	3,155,215	1,832,893	2,653,761	2,300,378

6 - VALUE ADDED RECEIVED THROUGH TRANSFER	(866,167)	(1,677,852)	198,164	213,391
Income from associates and joint ventures	(1,023,781)	(1,868,686)	(17)	-
Financial income	157,563	191,468	198,130	214,025
Others	51	(634)	51	(634)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	2,289,048	155,041	2,851,925	2,513,769

8 - DISTRIBUTION OF ADDED VALUE	2,289,048	155,041	2,851,925	2,513,769
Payroll	1,323,130	1,270,477	1,554,326	1,486,481
Salaries	953,313	926,493	1,157,787	1,094,352
Benefits	298,113	277,558	318,263	319,626
Government severance indemnity fund for employees	71,704	66,426	78,276	72,503
Taxes, Fees and Contributions	1,064,457	1,372,103	1,159,080	1,492,654
Federal	360,472	705,638	402,359	766,255
State	690,181	654,133	740,283	712,387
Municipal	13,804	12,332	16,438	14,012
Capital Remuneration from Third Parties	935,480	(949,631)	1,162,146	1,081,095
Interests, including exchange variation	875,277	(991,386)	1,078,784	1,014,173
Rents	60,203	41,755	83,362	66,922
Interest on Own-Capital	(1,034,019)	(1,537,908)	(1,023,627)	(1,546,461)
Loss for the period from continuing operations	(1,034,019)	(1,537,908)	(1,034,019)	(1,537,908)
Non-controlling interest	-	-	10,392	(8,553)

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

9

Interim Financial Information, Individual and Consolidated | March 31, 2023

Interim Financial Information, Individual and Consolidated | March 31, 2023

1.	Company’s Operations

BRF S.A. (“BRF”), and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at 475 Jorge Tzachel Street, Fazenda District, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine, pet food and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix, Banvit, Biofresh and Gran Plus, present mainly in Brazil, Turkey and Middle Eastern countries.

36

Interim Financial Information, Individual and Consolidated | March 31, 2023

1.1.	Equity Interest
				% equity interest
Entity		Main activity	Country (1)	03.31.23	12.31.22	Interest
BRF GmbH		Holding	Austria	100.00	100.00	Direct
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00	Indirect
Al Khan Foodstuff LLC ("AKF")	(b)	Import, commercialization and distribution of products	Oman	70.00	70.00	Indirect
TBQ Foods GmbH		Holding	Austria	60.00	60.00	Indirect
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71	Indirect
Banvit Enerji ve Elektrik Üretim Ltd. Sti.		Generation and commercialization of electric energy	Turkey	100.00	100.00	Indirect
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00	Indirect
Banvit ME FZE	(d)	Marketing and logistics services	UAE	-	100.00	Indirect
BRF Foods LLC	(a)	Import, industrialization and commercialization of products	Russia	100.00	100.00	Indirect
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	100.00	100.00	Indirect
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00	Indirect
BRF Global GmbH		Holding and trading	Austria	100.00	100.00	Indirect
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00	Indirect
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00	Indirect
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00	Indirect
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00	Indirect
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00	Indirect
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	100.00	100.00	Indirect
Buenos Aires Fortune S.A.	(a)	Holding	Argentina	100.00	100.00	Indirect
Eclipse Latam Holdings		Holding	Spain	100.00	100.00	Indirect
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00	Indirect
ProudFood Lda.		Import and commercialization of products	Angola	100.00	100.00	Indirect
Sadia Chile S.A.		Import, export and commercialization of products	Chile	100.00	100.00	Indirect
Wellax Food Logistics C.P.A.S.U. Lda.		Import, commercialization of products and administrative services	Portugal	100.00	100.00	Indirect
One Foods Holdings Ltd.		Holding	UAE	100.00	100.00	Indirect
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	UAE	100.00	100.00	Indirect
Badi Ltd.		Holding	UAE	100.00	100.00	Indirect
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00	Indirect
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00	Indirect
BRF Kuwait Food Management Company WLL	(b)	Import, commercialization and distribution of products	Kuwait	49.00	49.00	Indirect
One Foods Malaysia SDN. BHD.	(a)	Marketing and logistics services	Malaysia	100.00	100.00	Indiretc
Federal Foods LLC	(b)	Import, commercialization and distribution of products	UAE	49.00	49.00	Indirect
Federal Foods Qatar	(b)	Import, commercialization and distribution of products	Qatar	49.00	49.00	Indirect
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	100.00	100.00	Indirect
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00	Direct
BRF Pet S.A.	(e)	Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00	Direct
Hercosul Alimentos Ltda.	(e)	Manufacturing and sale of animal feed	Brazil	100.00	100.00	Indirect
Hercosul Distribuição Ltda.	(e)	Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	100.00	Indirect
Hercosul International S.R.L.	(e)	Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	99.00	99.00	Indirect
Hercosul Soluções em Transportes Ltda.	(e)	Road freight	Brazil	100.00	100.00	Indirect
Mogiana Alimentos S.A.	(e)	Manufacturing, distribution and sale of Pet Food products	Brazil	100.00	100.00	Indirect
Potengi Holdings S.A.	(c)	Holding	Brazil	50.00	50.00	Affiliate
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33	Affiliate
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	100.00	100.00	Indirect
Sadia Alimentos S.A.		Holding	Argentina	100.00	100.00	Indirect
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00	Direct
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00	Direct
BRF Investimentos Ltda.		Holding, management of companies and assets	Brazil	100.00	100.00	Indirect
(1)	UAE – United Arab Emirates.
(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(c)	Affiliate with subsidiary of AES Brasil Energia S.A. (note 12).
(d)	On March 21, 2023, the subsidiary Banvit ME FZE was dissolved.
(e)	The Company is carrying out a competitive process, at an early stage, for the sale of its pet food operation reported under Other Segments in note 24. The subsidiaries that carry out such activity are BRF Pet S.A., Mogiana Alimentos S.A., Hercosul Alimentos Ltda., Hercosul Soluções em Transportes Ltda., Hercosul Distribuição Ltda. and Hercosul International S.R.L.
37

Interim Financial Information, Individual and Consolidated | March 31, 2023

Except for the associates PR-SAD Administração de bem próprio S.A. and Potengi Holdings S.A., in which the Company recognizes the investments by the equity method, all other entities presented in the table above were consolidated.

1.2.	Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and in 2023 occurred between, March 22, 2023 and April 21, 2023.

2.	Basis of Preparation and Presentation of Interim Financial Information

The Parent Company’s and Consolidated interim financial information (“interim financial information”) were prepared in accordance with the CPC 21 (R1) – Interim Financial Statements and the IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) as well as with the standards issued by the Brazilian Securities and Exchange Commission. All the relevant information applicable to the interim financial information, and only them, are being evidenced and correspond to those used by administration in its management.

The interim financial information are expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

The preparation of financial inf require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The interim financial information were prepared based on the recoverable historical cost, except for the following material items recognized in the statements of financial position:

(i)	derivative financial instruments and non-derivative financial instruments measured at fair value;
(ii)	shared-based payments and employee benefits measured at fair value;
(iii)	biological assets measured at fair value; and
(iv)	assets held for the sale in instances where the fair value is lower than historical cost.

The Company prepared financial statements under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

38

Interim Financial Information, Individual and Consolidated | March 31, 2023
3.	Summary of Significant Accounting Policies

The interim financial information, in this case quarterly financial information, aim to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information focus on new activities, events and circumstances and do not repeat the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The interim financial information was prepared based on the accounting policies and estimates calculation methodologies adopted in the preparation of the annual financial statements for the year ended December 31, 2022 (note 3), except for the income taxes, which were measured according to CPC 21 / IAS 34 by applying the estimated annual effective tax rate to the Income (Loss) Before Taxes for the interim period.

4.	Cash and Cash Equivalents
	Average rate (1)	Parent company		Consolidated
		03.31.23	12.31.22	03.31.23	12.31.22
Cash and bank accounts
Brazilian Reais	-	102,895	139,928	113,630	154,399
U.S. Dollar	-	684	539	726,624	946,999
Saudi Riyal	-	-	-	316,349	307,440
Euro	-	405	141	45,654	93,321
Turkish Lira	-	-	-	70,492	83,339
Other currencies	-	715	116	237,510	279,579
		104,699	140,724	1,510,259	1,865,077
Cash equivalents
In Brazilian Reais
Investment funds	13.36%	3,559	3,492	3,559	3,492
Bank deposit certificates	13.66%	4,591,135	3,675,037	5,075,788	3,754,202
		4,594,694	3,678,529	5,079,347	3,757,694
In U.S. Dollar
Term deposit	4.84%	-	154,025	1,787,647	2,469,028
Overnight	2.68%	32,394	10,793	41,649	12,720
Other currencies
Term deposit	12.99%	-	-	47,580	26,410
		32,394	164,818	1,876,876	2,508,158
		4,731,787	3,984,071	8,466,482	8,130,929
(1)	Weighted average annual rate.

39

Interim Financial Information, Individual and Consolidated | March 31, 2023

5.    Marketable Securities

			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		03.31.23	12.31.22	03.31.23	12.31.22
Fair value through other comprehensive income
Equity securities (3)	-	USD	-	-	-	11,657	11,752
Fair value through profit and loss
Financial treasury bills	1.54	R$	13.65%	376,393	364,543	376,393	364,543
Investment funds - FIDC BRF	1.08	R$	-	14,972	15,505	14,972	15,505
Repurchase agreement	0.15	R$	11.10%	-	-	46,591	53,809
Other	0.08	R$ / ARS	-	-	-	20	21
				391,365	380,048	437,976	433,878
Amortized cost
Sovereign bonds and other (4)	2.47	AOA	6.73%	-	-	381,781	379,145
				391,365	380,048	831,414	824,775
Current				376,393	364,543	423,004	418,373
Non-current (5)				14,972	15,505	408,410	406,402
(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$12,460 (R$15,231 on December 31, 2022).
(5)	Maturity until March of 2026.

On March 31, 2023, the amount of R$235,662 (R$92,857 on December 31, 2022) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

40

Interim Financial Information, Individual and Consolidated | March 31, 2023
6.	Trade Accounts and Notes Receivable
	Parent company		Consolidated
	03.31.23	12.31.22	03.31.23	12.31.22
Trade accounts receivable
Domestic market
Third parties	744,743	1,357,535	864,200	1,473,921
Related parties	49,259	42,162	12,787	11,566
Foreign market
Third parties	508,175	556,882	3,324,759	3,315,772
Related parties	4,090,129	4,651,972	25,507	20,789
	5,392,306	6,608,551	4,227,253	4,822,048
( - ) Adjustment to present value	(14,754)	(22,866)	(17,522)	(24,818)
( - ) Expected credit losses	(551,852)	(558,328)	(596,192)	(604,167)
	4,825,700	6,027,357	3,613,539	4,193,063
Current	4,819,208	6,022,298	3,606,787	4,187,756
Non-current	6,492	5,059	6,752	5,307

Notes receivable	158,680	54,472	158,680	54,472
( - ) Adjustment to present value	(217)	(386)	(217)	(386)
( - ) Expected credit losses	(15,900)	(15,643)	(15,900)	(15,643)
	142,563	38,443	142,563	38,443
Current	135,537	27,351	135,537	27,351
Non-current (1)	7,026	11,092	7,026	11,092
(1)	Weighted average maturity of 1.43 year.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On March 31, 2023, FIDC BRF had an outstanding balance of R$841,231 (R$947,488 on December 31, 2022) in the Parent Company and Consolidated related to such credit rights, which were written-off of the Company’s statement of financial position when the credits were sold.

On March 31, 2023, other receivables are mainly represented by receivables from the sale of farms and various properties not linked to production.

The movements of the expected credit losses are presented below:

Parent company		Consolidated
	03.31.23	03.31.23
Beginning balance	(558,328)	(604,167)
(Additions) Reversals	(5,545)	(6,507)
Write-offs	1,003	2,087
Exchange rate variation	11,018	12,395
Ending balance	(551,852)	(596,192)

The aging of trade accounts receivable is as follows:

41

Interim Financial Information, Individual and Consolidated | March 31, 2023
	Parent company		Consolidated
	03.31.23	12.31.22	03.31.23	12.31.22
Not overdue	4,802,544	6,027,068	3,315,990	4,045,146
Overdue
01 to 60 days	33,836	11,774	279,705	125,082
61 to 90 days	2,785	2,364	12,626	7,629
91 to 120 days	3,447	1,291	8,129	17,084
121 to 180 days	1,153	6,976	5,319	18,536
181 to 360 days	8,613	7,678	28,708	17,902
More than 360 days	539,928	551,400	576,776	590,669
( - ) Adjustment to present value	(14,754)	(22,866)	(17,522)	(24,818)
( - ) Expected credit losses	(551,852)	(558,328)	(596,192)	(604,167)
	4,825,700	6,027,357	3,613,539	4,193,063
7.	Inventories
	Parent company		Consolidated
	03.31.23	12.31.22	03.31.23	12.31.22
Finished goods	2,992,742	2,753,055	4,991,159	4,885,465
Work in progress	385,470	396,083	441,771	435,018
Raw materials	1,529,323	1,863,819	1,741,427	2,086,963
Packaging materials	131,248	130,797	180,613	181,193
Secondary materials	683,429	658,953	728,191	705,692
Supplies	160,089	164,963	223,141	230,092
Imports in transit	148,537	229,886	148,932	230,133
Other	97,744	111,242	98,225	111,648
(-) Adjustment to present value (1)	(187,630)	(201,757)	(189,627)	(205,313)
	5,940,952	6,107,041	8,363,832	8,660,891
(1)	The adjustment refers to the counter-entry of the adjustment of present value from trade accounts payable and is carried out for cost according to inventories turnover.

The movements of estimated losses for realizable value of inventories accrual, , for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

	Parent company
				03.31.23
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(62,269)	(64,584)	(5,299)	(132,152)
Additions	(108,470)	(27,160)	(1,581)	(137,211)
Reversals	79,157	-	-	79,157
Write-offs	-	52,314	1,292	53,606
Ending balance	(91,582)	(39,430)	(5,588)	(136,600)
42

Interim Financial Information, Individual and Consolidated | March 31, 2023
	Consolidated
				03.31.23
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(66,671)	(73,694)	(9,944)	(150,309)
Additions	(148,535)	(33,395)	(1,826)	(183,756)
Reversals	107,167	-	-	107,167
Write-offs	-	55,783	1,838	57,621
Monetary correction by Hyperinflation	(171)	(90)	(22)	(283)
Exchange rate variation	(784)	84	44	(656)
Ending balance	(108,994)	(51,312)	(9,910)	(170,216)
8.	Biological Assets

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Parent company
	Current	Non-current
	Live animals
	Total	Live animals	Forests	Total
Beginning balance	3,003,258	1,211,187	347,162	1,558,349
Additions/Transfer	6,976,505	161,530	11,486	173,016
Changes in fair value (1)	692,460	(74,718)	-	(74,718)
Harvest	-	-	(13,996)	(13,996)
Write-off	-	-	(9,406)	(9,406)
Transfer between currentand non-current	64,747	(64,747)	-	(64,747)
Transfer to inventories	(7,834,526)	-	-	-
Ending balance	2,902,444	1,233,252	335,246	1,568,498

	Consolidated
	Current	Non-current
	Live animals
	Total	Live animals	Forests	Total
Beginning balance	3,151,551	1,301,971	347,162	1,649,133
Additions/Transfer	7,572,890	170,207	11,486	181,693
Changes in fair value (1)	782,663	(74,418)	-	(74,418)
Harvest	-	-	(13,996)	(13,996)
Write-off	-	-	(9,406)	(9,406)
Transfer between currentand non-current	68,107	(68,107)	-	(68,107)
Transfer to inventories	(8,517,899)	-	-	-
Exchange variation	(8,163)	(4,249)	-	(4,249)
Monetary correction by Hyperinflation	2,915	4,887	-	4,887
Ending balance	3,052,064	1,330,291	335,246	1,665,537
(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$319,344 in the Parent Company and R$344,703 in the Consolidated (R$264,295 in the Parent Company and R$276,997 in the Consolidated in the same period of the previous year).

The estimated quantities of live animals on March 31, 2023 are 174,122 thousand head of poultry and 4,842 thousand head of pork at the Parent Company (192,700 thousand head of poultry and 4,885 thousand head of pork on December 31, 2022). In the Consolidated, there are 193,813 thousand heads of poultry and 4,842 thousand heads of pork (213,491 thousand heads of poultry and 4,885 thousand heads of pork on December 31, 2022).

43

Interim Financial Information, Individual and Consolidated | March 31, 2023

The Company has forests pledged as collateral for financing and tax and civil contingencies on March 31, 2023 in the amount of R$68,172 in the Parent Company and in the Consolidated (R$59,388 in the Parent Company and in the Consolidated on December 31, 2022).

9.	Recoverable Taxes
	Parent company		Consolidated
	03.31.23	12.31.22	03.31.23	12.31.22
Recoverable ICMS and VAT	1,998,709	1,937,175	2,329,057	2,219,457
Recoverable PIS and COFINS	2,579,946	2,569,574	2,597,443	2,588,574
Recoverable IPI	1,041,765	1,014,643	1,043,497	1,016,373
Recoverable INSS	358,142	366,224	358,154	366,236
Recoverable income taxes	362,857	335,034	466,265	434,392
Other recoverable taxes	109,548	106,532	110,568	107,583
(-) Impairment	(160,158)	(157,172)	(160,889)	(157,903)
	6,290,809	6,172,010	6,744,095	6,574,712

Current	1,240,406	1,016,949	1,674,115	1,402,868
Non-current	5,050,403	5,155,061	5,069,980	5,171,844
9.1.	ICMS – Tax on Movement of Goods and Services and VAT – Value Added Taxes

As result of the activity, the Company generates recoverable ICMS balances that are offset against ICMS payables arising from sales in the domestic market or that are transferred to third parties.

The Company has recoverable ICMS balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais and Amazonas, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services, with expectations of achievement in the short and long term.

9.2.	PIS and COFINS – Social Integration Plan and Contribution for Social Security

The accumulated recoverable PIS and COFINS balances arise from taxes on raw material purchases subsequently used in the production of exported products or products for which sale is not taxed, , as well as recoverable taxes on commercial and labor expenses. The realization of these balances usually occurs through the offsetting with taxes payable on sales of taxed products in the domestic market, with other federal taxes and social security contributions payable, or even, if necessary, through refund or reimbursement requests.

As of March 31, 2023, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$1,991,960 (R$2,091,340 as of December 31, 2022). The amount of R$131,475 related do these credits was offset against other federal taxes for the three-month period ended March 31, 2023 (R$384,956 for the year ended December 31, 2022).

44

Interim Financial Information, Individual and Consolidated | March 31, 2023
9.3.	IPI – Industrialized Product Tax

The Company recognized tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets in the Parent Company and Consolidated on March 31, 2023 is R$1,057,213 (R$1,030,940 for the year ended December 31, 2022), of which R$1,034,956 (R$1,008,683 for the year ended December 31, 2022) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Non-Current Assets, in the amount of R$22,257 (R$22,257 for the year ended December 31, 2022).

9.4.	Income Taxes

The accumulated recoverable income taxes arise, mostly, from withholding taxes on securities, interest and prepayments of income tax and social contribution in Brazil. The realization occurs through the offset with federal taxes and contributions payable.

9.5.	Realization of Brazilian Federal Tax Credits

The Company used PIS, COFINS, IPI, and other recoverable taxes to offset federal taxes payable such as INSS, Income Taxes and other in the amount of R$374,623 in the Parent Company and Consolidated for the three-month period ended March 31, 2023 (R$222,728 in the Parent Company and Consolidated in the same period of the previous year), preserving its liquidity and optimizing its capital structure.

45

Interim Financial Information, Individual and Consolidated | March 31, 2023

10.      Deferred Income Taxes

10.1.               Breakdown

	Parent company		Consolidated
	03.31.23	12.31.22	03.31.23	12.31.22
Assets
Tax losses carryforward	2,770,926	2,770,926	2,801,745	2,800,162
Negative calculation basis (social contribution)	997,533	997,533	1,008,628	1,008,058

Temporary differences - Assets
Provisions for tax, civil and labor risks	396,856	417,613	399,853	420,470
Expected credit losses	176,596	178,815	180,742	183,504
Impairment on tax credits	55,071	57,083	55,071	57,083
Provision for other obligations	97,329	129,821	109,567	146,652
Write-down to net realizable value of inventories	46,444	44,932	51,695	48,744
Employees' benefits plan	120,431	117,851	133,141	138,451
Lease basis difference	145,244	132,841	154,215	132,841
Unrealized losses on derivatives, net	20,885	-	20,885	-
Other temporary differences	10,070	14,924	43,281	31,930
	4,837,385	4,862,339	4,958,823	4,967,895

Temporary differences - Liabilities
Goodwill amortization basis difference	(323,005)	(323,005)	(338,493)	(323,005)
Depreciation (useful life) basis difference	(906,280)	(926,094)	(888,143)	(947,303)
Business combination (1)	(984,793)	(987,477)	(984,793)	(1,003,955)
Monetary correction by Hyperinflation	-	-	(76,545)	(85,997)
Unrealized gains on derivatives, net	-	(75,046)	-	(73,998)
Unrealized fair value gains, net	(121,602)	(71,086)	(120,160)	(71,617)
Other temporary differences	(10,094)	(3,297)	(37,492)	(7,022)
	(2,345,774)	(2,386,005)	(2,445,626)	(2,512,897)

Total deferred taxes	2,491,611	2,476,334	2,513,197	2,454,998

Total Assets	2,491,611	2,476,334	2,613,501	2,566,461
Total Liabilities	-	-	(100,304)	(111,463)
	2,491,611	2,476,334	2,513,197	2,454,998
(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

The Company has tax losses carryforward in Brazil, which at current tax rates represent R$7,136,430 on March 31, 2023 (R$7,131,786 on December 31, 2022). Within this amount, R$3,768,459 on March 31, 2023 and (R$3,768,459 on December 31, 2022) are recognized as an asset, according to the recoverability expectation.

46

Interim Financial Information, Individual and Consolidated | March 31, 2023

The roll-forward of deferred income taxes, net, is set forth below:

Parent company		Consolidated
	03.31.23	03.31.23
Beginning balance	2,476,334	2,454,998
Deferred income taxes recognized in income	20,718	20,191
Deferred income taxes recognized in other comprehensive income	25,838	25,836
Other	(31,279)	12,172
Ending balance	2,491,611	2,513,197

10.2.	Effective income tax rate reconciliation
	Parent company		Consolidated
	2023	2022	2023	2022
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar

Loss before taxes - continued operations	(1,054,737)	(1,316,270)	(1,039,432)	(1,301,379)
Nominal tax rate	34%	34%	34%	34%
Benefit at nominal rate	358,611	447,532	353,407	442,469
Adjustments to income taxes
Income from associates and joint ventures	(348,086)	(635,353)	(6)	-
Difference of tax rates on results of foreign subsidiaries	-	-	(302,257)	122,432
Difference of functional currency of foreign subsidiaries	-	-	(45,274)	(775,894)
Deferred tax assets not recognized (1)	(4,644)	(103,636)	(4,974)	(103,636)
Interest on taxes	20,780	19,717	20,811	19,737
Share-based payment	(4,363)	(6,002)	(4,363)	(6,002)
Penalties	(3,967)	(884)	(3,967)	(884)
Investment grant	-	27,038	-	27,038
Other permanent differences	2,387	29,950	2,428	29,658
	20,718	(221,638)	15,805	(245,082)

Effective rate	2.0%	-16.8%	1.5%	-18.8%

Current tax	-	180	(4,386)	(31,621)
Deferred tax	20,718	(221,818)	20,191	(213,461)
(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward in the Parent Company and in the Consolidated, due to limited capacity of realization.

The Company’s management determined that the total profits recorded by the holdings of its wholly-owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in the wholly-owned subsidiaries.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

47

Interim Financial Information, Individual and Consolidated | March 31, 2023
11.	Judicial Deposits

The rollforward of the judicial deposits is set forth below:

	Parent company
				03.31.23
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	188,431	193,350	59,970	441,751
Additions	-	15,635	244	15,879
Release in favor of the Company	(7,883)	(10,432)	(12)	(18,327)
Release in favor of the counterparty	(16)	(20,226)	(1,292)	(21,534)
Interest	771	5,561	609	6,941
Ending balance	181,303	183,888	59,519	424,710

	Consolidated
				03.31.23
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	191,161	194,906	64,609	450,676
Additions	48	15,805	244	16,097
Release in favor of the Company	(7,883)	(10,432)	(12)	(18,327)
Release in favor of the counterparty	(16)	(20,231)	(1,292)	(21,539)
Business combination	-	-	-	-
Interest	893	5,564	815	7,272
Exchange rate variation	-	(4)	-	(4)
Ending balance	184,203	185,608	64,364	434,175
12.	Investments
12.1.	Composition and rollforward the investments
	Parent company		Consolidated
	03.31.23	12.31.22	03.31.23	12.31.22
Investments	12,316,316	13,269,785	100,659	100,481
Investment in subsidiaries	12,215,657	13,169,304	-	-
Investment in affiliates	100,659	100,481	100,659	100,481
Other investments	583	583	583	583
	12,316,899	13,270,368	101,242	101,064
48

Interim Financial Information, Individual and Consolidated | March 31, 2023

The rollforward of the direct investments in subsidiaries and affiliates of the Parent Company is set forth below:

	Subsidiaries												Affiliates
	BRF Energia S.A.	BRF GmbH	Establec. Levino Zaccardi	BRF Pet S.A.	PSA Labor. Veter. Ltda	Hercosul International S.R.L.	Sadia Alimentos S.A.	Proud Food Lda	Sadia Uruguay S.A.	Sadia Chile S.A.	Eclipse Holding Cooperatief	VIP S.A. Empr. e Particip. Imob	Potengi Holdings S.A. (1)	PR-SAD Adm. Bem próprio S.A.	Total
															03.31.23
a) Participation as of March 31, 2023
% of participation	100.00%	100.00%	99.99%	100.00%	99.99%	1.00%	43.10%	10.00%	100.00%	60.00%	0.01%	100.00%	50.00%	33.33%
Total quantity of shares and quotas	7,176,530	1,897,145	9,918,875	2,087,898,669	5,563,850	200,000	594,576,682	150,000	2,352,881,073	3,027,987,368	10,000	14,249,459	184,199,688	2,826,940
Quantity of shares and quotas held	7,176,530	1,897,145	9,918,538	2,087,898,669	5,563,849	2,000	256,253,695	15,000	2,352,881,073	1,816,792,421	1	14,249,459	92,090,655	942,313
													-
b) Information as of March 31, 2023
Share capital	7,177	6,523	1,765	1,323,088	5,564	94,080	338,054	3	497,012	16,169	334,999	1,311	-	-
Shareholders' equity	432	10,834,061	45	1,274,059	8,830	64,457	4,228	7,425	92,025	(51,157)	(1,447)	2,574	-	-
Fair value of assets and liabilities acquired	-	-	-	-	-	129	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	292	-	-	-	-	-	-	-	-
Income (loss) for the period	(77)	(1,031,636)	30	(2,460)	163	2,930	199	419	(550)	18,626	(291)	63	-	-

c) Movements of investments
Beginning balance (12.31.22)	508	11,785,221	58	1,276,539	8,667	1,038	2,134	721	91,907	-	-	2,511	93,167	7,314	13,269,785
Result Movements
Income (loss)	(76)	(1,031,636)	30	(2,460)	163	28	(665)	41	(394)	11,142	-	63	(17)	-	(1,023,781)
Capital movements
Capital increase (reduction)	-	-	-	-	-	-	-	-	-	-	-	-	-	195	195
Other
Other comprehensive income	-	80,476	(43)	(20)	-	-	354	(20)	512	(1,751)	-	-	-	-	79,508
Constitution (reversal) of provision for loss	-	-	-	-	-	-	-	-	-	(9,391)	-	-	-	-	(9,391)
Ending balance (03.31.23)	432	10,834,061	45	1,274,059	8,830	1,066	1,823	742	92,025	-	-	2,574	93,150	7,509	12,316,316
(1)	Economic participation of 24%.

On March 31, 2023, these subsidiaries and affiliates do not have any restriction to amortize their loans or advances to the Company.

49

Interim Financial Information, Individual and Consolidated | March 31, 2023
13.	Property, Plant and Equipment

The rollforward of property, which include right-of-use assets balances (note 17.1) ,plant and equipment is set forth below:

	Parent company
	Average rate (1)	12.31.22	Additions	Disposals	Transfers (2)	03.31.23
Cost
Land		562,476	2	(2,211)	-	560,267
Buildings, facilities and improvements		11,588,488	273,057	(253,898)	159,197	11,766,844
Machinery and equipment		8,778,379	12,460	(39,611)	318,691	9,069,919
Furniture and fixtures		129,479	26	(231)	2,342	131,616
Vehicles		246,604	4,261	(3,028)	228	248,065
Construction in progress		958,198	192,778	(33)	(485,778)	665,165
Advances to suppliers		1,426	1,971	-	(2,705)	692
		22,265,050	484,555	(299,012)	(8,025)	22,442,568

Depreciation
Land (3)	21.08%	(25,058)	(1,537)	1,386	-	(25,209)
Buildings, facilities and improvements	6.50%	(4,733,193)	(162,551)	221,422	-	(4,674,322)
Machinery and equipment	6.29%	(4,721,154)	(98,098)	29,498	-	(4,789,754)
Furniture and fixtures	6.65%	(60,703)	(1,758)	157	-	(62,304)
Vehicles	27.39%	(176,604)	(22,535)	2,499	-	(196,640)
		(9,716,712)	(286,479)	254,962	-	(9,748,229)
		12,548,338	198,076	(44,050)	(8,025)	12,694,339
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$8,025 to intangible assets.
(3)	Land depreciation refers to right-of-use assets. The amount of R$807 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 17.1).
50

Interim Financial Information, Individual and Consolidated | March 31, 2023
	Consolidated
	Average rate (1)	12.31.22	Additions	Disposals	Monetary correction by Hyperinflation	Transfers (2)	Exchange rate variation	03.31.23
Cost
Land		751,551	2	(2,210)	7,744	-	(5,951)	751,136
Buildings, facilities and improvements		12,620,828	273,385	(255,197)	16,394	186,955	(28,159)	12,814,206
Machinery and equipment		9,730,038	13,452	(40,034)	49,468	347,858	(27,756)	10,073,026
Furniture and fixtures		187,609	90	(242)	4,028	6,070	(2,303)	195,252
Vehicles		627,672	4,318	(3,028)	1,367	228	(9,761)	620,796
Construction in progress		1,095,143	222,473	(34)	10,169	(518,226)	(5,887)	803,638
Advances to suppliers		31,886	12,388	-	-	(31,620)	(1,049)	11,605
		25,044,727	526,108	(300,745)	89,170	(8,735)	(80,866)	25,269,659

Depreciation
Land (3)	13.90%	(44,434)	(2,971)	1,386	220	-	540	(45,259)
Buildings, facilities and improvements	7.02%	(5,130,376)	(186,607)	221,918	(32,285)	-	10,273	(5,117,077)
Machinery and equipment	6.24%	(5,121,757)	(113,160)	29,823	(17,719)	-	10,846	(5,211,967)
Furniture and fixtures	6.65%	(90,543)	(2,443)	168	(2,084)	-	1,119	(93,783)
Vehicles	17.66%	(366,733)	(50,160)	2,499	(1,113)	-	5,509	(409,998)
		(10,753,843)	(355,341)	255,794	(52,981)	-	28,287	(10,878,084)
		14,290,884	170,767	(44,951)	36,189	(8,735)	(52,579)	14,391,575
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$8,735 to intangible assets.
(3)	Land depreciation refers to right-of-use assets. The amount of R$807 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 17.1).
51

Interim Financial Information, Individual and Consolidated | March 31, 2023

The amount of capitalized borrowing costs during the three-month ended March 31, 2023 was of R$17,021 in the Parent Company and R$20,583 in the Consolidated (R$23,921 in the Parent Company and R$25,847 in the Consolidated in the same period of the previous year).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization during the three-month ended March 31, 2023 was 9.62% p.a. in the Parent Company and 10.18% p.a. in the Consolidated (8.37% p.a. in the Parent Company and 8.54% p.a. in the Consolidated in the same period of the previous year).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent company		Consolidated
	Type of collateral	03.31.23	12.31.22	03.31.23	12.31.22
Land	Financial/Tax	90,434	90,757	90,434	90,757
Buildings, facilities and improvements	Financial/Tax	1,350,046	1,296,008	1,352,364	1,298,326
Machinery and equipment	Financial/Labor/Tax/Civil	1,465,267	1,375,162	1,466,291	1,376,186
Furniture and fixtures	Financial/Tax	15,938	15,632	15,938	15,632
Vehicles	Financial/Tax	143	160	143	160
		2,921,828	2,777,719	2,925,170	2,781,061
14.	Intangible Assets

The intangible assets rollforward, which include right-of-use assets balances (note 17.1), is set forth below:

		Parent company
	Average rate (1)	12.31.22	Additions	Disposals	Transfers	03.31.23
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		14,185	464	-	-	14,649
Outgrowers relationship		517	-	-	-	517
Patents		2,485	-	-	-	2,485
Software		847,875	-	(1,795)	60,428	906,508
Intangible in progress		69,119	47,900	-	(52,403)	64,616
		3,870,721	48,364	(1,795)	8,025	3,925,315

Amortization
Non-compete agreement	54.44%	(1,379)	(1,968)	-	-	(3,347)
Outgrowers relationship	19.48%	(347)	(18)	-	-	(365)
Patents	10.00%	(2,324)	(6)	-	-	(2,330)
Software	39.65%	(614,286)	(50,269)	1,476	-	(663,079)
		(618,336)	(52,261)	1,476	-	(669,121)
		3,252,385	(3,897)	(319)	8,025	3,256,194
(1)	Weighted average annual rate.
52

Interim Financial Information, Individual and Consolidated | March 31, 2023
		Consolidated
	Average rate (1)	12.31.22	Additions	Disposals	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	03.31.23
Cost
Goodwill		3,474,103	-	-	-	25,491	(37,992)	3,461,602
Trademarks		1,881,199	-	-	-	30,141	(12,704)	1,898,636
Non-compete agreement		57,426	465	-	-	-	(1,077)	56,814
Outgrowers relationship		517	-	-	-	-	-	517
Patents		4,878	-	-	-	284	(120)	5,042
Customer relationship		1,340,251	-	-	-	56,543	(44,113)	1,352,681
Software		930,090	-	(1,794)	66,628	4,771	(2,208)	997,487
Intangible in progress		77,263	48,722	-	(57,893)	328	(1,034)	67,386
		7,765,727	49,187	(1,794)	8,735	117,558	(99,248)	7,840,165

Amortization
Non-compete agreement	61.86%	(39,336)	(2,985)	-	-	-	1,000	(41,321)
Outgrowers relationship	19.48%	(347)	(18)	-	-	-	-	(365)
Patents	8.12%	(3,824)	(126)	-	-	(82)	57	(3,975)
Customer relationship	6.93%	(622,106)	(27,160)	-	-	(26,170)	21,905	(653,531)
Software	35.72%	(665,504)	(54,169)	1,475	-	(1,633)	1,664	(718,167)
		(1,331,117)	(84,458)	1,475	-	(27,885)	24,626	(1,417,359)
		6,434,610	(35,271)	(319)	8,735	89,673	(74,622)	6,422,806
(1)	Weighted average annual rate.
53

Interim Financial Information, Individual and Consolidated | March 31, 2023

15.	Loans and Borrowings
	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.22	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	03.31.23
Local currency
Working capital	Fixed	12,86% (10.75% on 12.31.22)	0.63	401,661	250,000	(53,588)	(2,700)	9,465	-	604,838
Certificate of agribusiness receivables (4)	IPCA	11.50% (11.80% on 12.31.22)	0.72	999,646	-	-	-	35,995	-	1,035,641
Export credit facility (5)	Fixed / CDI	14.05% (9.05% on 12.31.22)	5.01	3,613,555	-	-	(81,054)	79,740	(52,390)	3,559,851
Debentures	CDI / IPCA	11.81% (12.09% on 12.31.22)	8.26	5,940,146	-	-	(160,488)	312,265	-	6,091,923

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.22)	-	5,286	27,607	-	(112)	145	-	32,926

				10,960,294	277,607	(53,588)	(244,354)	437,610	(52,390)	11,325,179

Foreign currency
Bonds	Fixed / FX USD and EUR	5.06% (5.06% on 12.31.22)	12.70	9,293,677	-	-	(207,295)	110,690	(246,444)	8,950,628
Export credit facility	Fixed / LIBOR /FX USD	8.25% (7.10% on 12.31.22)	0.77	132,887	150,000	(118,144)	(3,963)	2,195	(12,975)	150,000
Advances for foreign exchange rate contracts	Fixed / FX USD	7.87% (0.00% on 12.31.22)	0.88	-	306,684	-	-	-	(1,860)	304,824
				9,426,564	456,684	(118,144)	(211,258)	112,885	(261,279)	9,405,452
				20,386,858	734,291	(171,732)	(455,612)	550,495	(313,669)	20,730,631

Current				3,379,835						3,809,295
Non-current				17,007,023						16,921,336
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal and coupon.
(4)	The Certificates of Agribusiness Receivables (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(5)	On March 31, 2023, includes the amount of R$1,945,643 (R$2,019,866 on December 31, 2022) referring to an Export Credit Facility issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.
54

Interim Financial Information, Individual and Consolidated | March 31, 2023
	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.22	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	03.31.23
Local currency
Working capital	Fixed / CDI	12,82% (10.72% on 12.31.22)	0.64	409,186	250,000	(54,516)	(2,701)	9,465	-	611,434
Certificate of agribusiness receivables (4)	IPCA	11.50% (11.80% on 12.31.22)	0.72	999,646	-	-	-	35,995	-	1,035,641
Export credit facility (5)	Fixed / CDI	14.05% (9.05% on 12.31.22)	5.01	3,613,555	-	-	(81,054)	79,740	(52,390)	3,559,851
Debentures	CDI / IPCA	11.81% (12.09% on 12.31.22)	8.26	5,940,146	-	-	(160,487)	312,264	-	6,091,923

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.22)	-	5,286	27,607	-	(113)	146	-	32,926
				10,967,819	277,607	(54,516)	(244,355)	437,610	(52,390)	11,331,775

Foreign currency
Bonds	Fixed / FX USD	4.90% (4.91% on 12.31.22)	10.68	11,902,290	-	-	(262,890)	141,314	(317,066)	11,463,648
Export credit facility	Fixed / FX USD	8.25% (7.10% on 12.31.22)	0.77	132,887	150,000	(118,144)	(3,963)	2,195	(12,975)	150,000
Advances for foreign exchange rate contracts	Fixed / FX USD	7.87% (0.00% on 12.31.22)	0.88	-	306,684	-	-	-	(1,860)	304,824
Working capital	Fixed/EIBOR3M+1.8% FX TRY and AED	10.58% (16.83% on 12.31.22)	1.99	514,004	1,048,972	(263,044)	(17,047)	25,005	(26,541)	1,281,349

				12,549,181	1,505,656	(381,188)	(283,900)	168,514	(358,442)	13,199,821
				23,517,000	1,783,263	(435,704)	(528,255)	606,124	(410,832)	24,531,596

Current				3,879,874						4,292,544
Non-current				19,637,126						20,239,052
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal and coupon.
(4)	The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(5)	On March 31, 2023, includes the amount of R$1,945,643 (R$2,019,866 on December 31, 2022) referring to an Export Credit Facility issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.
55

Interim Financial Information, Individual and Consolidated | March 31, 2023

The maturity schedule of the loans and borrowings is presented on note 23.1.

On March 31, 2023 and on December 31, 2022 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

15.1.	Guarantees
	Parent company		Consolidated
	03.31.23	12.31.22	03.31.23	12.31.22
Total loans and borrowings	20,730,631	20,386,858	24,531,596	23,517,000
Mortgage guarantees
Related to tax incentives and other	32,926	5,286	32,926	5,286

On March 31, 2023, the amount of bank guarantees contracted by the Company was of R$434,115 (R$447,736 as of December 31, 2022) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.94% p.a. (1.92% p.a. as of December 31, 2022).

16.	Trade Accounts Payable
	Parent company		Consolidated
	03.31.23	12.31.22	03.31.23	12.31.22
Trade accounts payable
Domestic market
Third parties	10,916,010	11,410,219	11,082,458	11,595,543
Related parties	34,876	44,209	28,302	26,970

Foreign market
Third parties	1,219,893	1,364,885	2,584,524	2,723,797
Related parties	1,917	1,519	230	42
	12,172,696	12,820,832	13,695,514	14,346,352

(-) Adjustment to present value	(203,822)	(207,767)	(206,208)	(210,128)
	11,968,874	12,613,065	13,489,306	14,136,224

Current	11,962,340	12,605,606	13,482,772	14,128,765
Non-current	6,534	7,459	6,534	7,459

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables and, therefore, transfer the right to receive invoices with financial institutions (“Supply Chain Finance” or “Program”). The suppliers may choose whether to participate and if so, with which financial institution, with no participation by BRF.

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Interim Financial Information, Individual and Consolidated | March 31, 2023

The Program can generate benefits in the commercial relations of BRF and its suppliers, such as preference and priority of supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others, without identifiable changes in other commercial conditions.

Invoices included in the Program are paid according to the same price and term conditions negotiated with its suppliers, without incurring any charge to the Company, so that there are no changes in commercial conditions after negotiation and invoicing of goods or services.

Invoices included in the Supply Chain Finance are R$4,893,168 in the Parent Company and R$5,128,976 in the Consolidated on March 31, 2023 (R$5,588,453 in the Parent Company and R$5,794,841 in the Consolidated on December 31, 2022).

The Company measures and discriminates the adjustment to present value for all its commercial operations carried out in installments, specifying financial and operational items.

In order to improve the presentation of the interim information of the period ended on March 31, 2023, the Company grouped the balances of December 31, 2022, that were segregated in the statement of financial position as Supply Chain Finance to Suppliers in the amount of R$1,393,137 in the Parent Company and Consolidated.

17.	Leases

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

17.1.               Right-of-use Assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

	Parent company
	Average rate (1)	12.31.22	Additions	Disposals	03.31.23
Cost
Land		46,088	-	(1,635)	44,453
Buildings		3,620,769	272,984	(212,926)	3,680,827
Machinery and equipment		41,893	10,453	(6,332)	46,014
Vehicles		239,309	4,260	(3,022)	240,547
Software		12,303	-	-	12,303
		3,960,362	287,697	(223,915)	4,024,144

Depreciation
Land	16.08%	(24,631)	(1,518)	1,386	(24,763)
Buildings	14.49%	(1,513,478)	(115,791)	206,969	(1,422,300)
Machinery and equipment	30.11%	(22,900)	(2,021)	6,332	(18,589)
Vehicles	27.80%	(170,357)	(22,420)	2,493	(190,284)
Software	71.98%	(10,814)	(456)	-	(11,270)
		(1,742,180)	(142,206)	217,180	(1,667,206)
		2,218,182	145,491	(6,735)	2,356,938
(1)	Weighted average annual rate.

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Interim Financial Information, Individual and Consolidated | March 31, 2023
	Consolidated
	Average rate (1)	12.31.22	Additions	Disposals	Monetary correction by Hyperinflation	Exchange rate variation	03.31.23
Cost
Land		139,740	-	(1,635)	(281)	(2,562)	135,262
Buildings		4,031,143	273,310	(214,224)	1,396	(11,108)	4,080,517
Machinery and equipment		47,688	10,453	(6,332)	75	(63)	51,821
Vehicles		602,116	4,260	(3,022)	1,235	(9,706)	594,883
Software		12,303	-	-	-	-	12,303
		4,832,990	288,023	(225,213)	2,425	(23,439)	4,874,786

Depreciation
Land	8.95%	(44,006)	(2,952)	1,386	220	540	(44,812)
Buildings	5.16%	(1,784,777)	(136,304)	207,465	1,620	7,889	(1,704,107)
Machinery and equipment	25.60%	(27,283)	(2,519)	6,337	(94)	51	(23,508)
Vehicles	23.19%	(346,907)	(49,310)	2,493	(1,008)	5,463	(389,269)
Software	76.58%	(10,814)	(456)	-	-		(11,270)
		(2,213,787)	(191,541)	217,681	738	13,943	(2,172,966)
		2,619,203	96,482	(7,532)	3,163	(9,496)	2,701,820
(1)	Weighted average annual rate.
17.2.	Lease Liabilities
		Parent company
	Weighted average interest rate (p.a.)	WAM (1)	12.31.22	Additions	Payments	Interest paid	Interest accrued	Disposals	03.31.23
Land	14.1%	7.3	27,451	-	(1,637)	(813)	813	(1,634)	24,180
Buildings	8.7%	7.9	2,495,987	272,984	(102,876)	(29,625)	56,738	(7,213)	2,685,995
Machinery and equipment	9.2%	3.9	20,158	10,453	(1,612)	(642)	642	-	28,999
Vehicles	9.0%	1.3	81,763	4,260	(16,902)	(1,491)	1,491	(724)	68,397
Software	8.0%	0.8	1,604	-	(473)	(22)	22	-	1,131

			2,626,963	287,697	(123,500)	(32,593)	59,706	(9,571)	2,808,702

Current			521,544						564,098
Non-current			2,105,419						2,244,604
(1)	Weighted average maturity in years.
		Consolidated
	Weighted average interest rate (p.a.)	WAM (1)	12.31.22	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	03.31.23
Land	7.4%	10.3	112,476	-	(2,175)	(2,294)	2,294	(1,635)	(2,239)	106,428
Buildings	7.4%	1.7	2,634,074	273,310	(122,703)	(31,683)	58,803	(7,930)	(3,045)	2,800,819
Machinery and equipment	13.9%	2.0	22,565	10,453	(2,066)	(705)	705		(45)	30,908
Vehicles	5.4%	1.7	274,215	4,260	(43,482)	(3,633)	3,633	(724)	(4,440)	229,829
Software		0.6	1,604	-	(472)	(22)	22			1,131
			3,044,934	288,023	(170,898)	(38,337)	65,457	(10,289)	(9,769)	3,169,115

Current			676,864							696,385
Non-current			2,368,070							2,472,730
(1)	Weighted average maturity in years.
58

Interim Financial Information, Individual and Consolidated | March 31, 2023
17.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

	Parent company	Consolidated
	03.31.23	03.31.23
Current	564,098	696,385
Non-current	2,244,604	2,472,730
2024	375,662	447,629
2025	421,588	483,680
2026	344,398	366,355
2027	269,696	275,317
2028 onwards	833,260	899,749
	2,808,702	3,169,115
17.4.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items not capitalized including: low-value assets, short-term leases and leases with variable payments.

	Parent Company		Consolidated
	2023	2022	2023	2022
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Variable payments not included in the lease liabilities	15,509	13,170	58,608	52,916
Expenses related to short-term leases	12,557	13,972	24,122	32,467
Expenses related to low-value assets	5,865	1,790	5,927	1,808
	33,931	28,932	88,657	87,191

18.      Share-based Payment

The rules for the restricted shares plans granted to executives were disclosed in the financial statements for the year ended December 31, 2022 (note 19).

The breakdown of the outstanding shares granted is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares
01/06/20	01/06/23	3,571,736	388,634	21.28
01/07/21	01/07/24	2,883,737	865,209	28.58
01/07/22	01/07/25	4,703,472	3,489,344	14.11
		11,158,945	4,743,187
(1)	Amounts expressed in Brazilian Reais.

The rollforward of the granted options and shares for the nine-month period ended on March 31, 2023, is presented as follows:

59

Interim Financial Information, Individual and Consolidated | March 31, 2023
Consolidated

Outstanding stocks as of December 31, 2022	5,132,532
Forfeiture (1) :
Restricted stocks – grant of July, 2022	(266,790)
Restricted stocks – grant of July, 2021	(73,051)
Restricted stocks – grant of June, 2020	(49,504)
Outstanding stocks as of March 31, 2023	4,743,187
(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$199,135 (R$195,655 as of December 31, 2022) and in the amount of R$14,428 under non-current liabilities (R$15,584 of December 31, 2022). In the statement of income for the three-month period ended on March 31, 2023 the amount recognized as expense was R$1,661 in the Parent Company and in the Consolidated (R$30,086 in the Parent Company and in the Consolidated for the three-month period ended on March 31, 2022).

19.	Employees Benefits Plans

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended on December 31, 2022 (note 20) and have not been changed during the following periods. The actuarial liabilities are presented below:

	Parent company		Consolidated
	Liabilities		Liabilities
	03.31.23	12.31.22	03.31.23	12.31.22
Medical assistance	122,043	119,197	122,588	119,729
F.G.T.S. Penalty (1)	61,920	60,657	61,920	60,657
Award for length of service	114,751	112,225	114,751	112,225
Other	55,494	54,541	202,702	228,701
	354,208	346,620	501,961	521,312

Current	49,445	49,445	63,906	64,367
Non-current	304,763	297,175	438,055	456,945
(1)	FGTS – Government Severance Indemnity Fund for Employees.

The Company estimated costs for pension and post-employment plans for the year of 2023, according to an appraisal report prepared in 2022 by an actuarial expert and recorded in the statement of income for the three-month period ended on March 31, 2023 against other comprehensive income a gain of R$2,995 in the Parent Company and R$862 in Consolidated, net of taxes (gain of R$3,753 in the Parent Company and R$3,673 in Consolidated in the same period of the previous year).

20.	Provision for tax, civil and labor risks

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include tax, social security, labor, civil, environmental, administrative and other processes.

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Interim Financial Information, Individual and Consolidated | March 31, 2023

Company’s Management believes that, based on the elements existing at the base date of these interim financial information, the provision for tax, , labor, civil, environmental, administrative l and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

The rollforward of the provisions for tax, labor, civil, environmental, administrative and other risks, classified as with probable loss, and contingent liabilities is presented below:

	Parent company
					03.31.23
	Tax	Labor	Civil and other	Contingent liabilities (1)	Total
Beginning balance	396,118	520,976	355,125	96,956	1,369,175
Additions	26,336	75,802	13,698	-	115,836
Reversals	(30,621)	(51,421)	(5,658)	(19,105)	(106,805)
Payments	(61,763)	(62,479)	(7,350)	-	(131,592)
Interest	5,544	13,090	19,021	-	37,655
Ending balance	335,614	495,968	374,836	77,851	1,284,269

Current					768,388
Non-current					515,881
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.

	Consolidated
					03.31.23
	Tax	Labor	Civil and other	Contingent liabilities (1)	Total
Beginning balance	399,675	526,710	358,305	130,848	1,415,538
Additions	26,337	76,016	13,698		116,051
Reversals	(30,621)	(51,460)	(5,711)	(19,106)	(106,898)
Payments	(61,763)	(62,479)	(7,350)	-	(131,592)
Interest	5,699	13,147	19,125	-	37,971
Exchange rate variation	(12)	(174)	(32)	-	(218)
Ending balance	339,315	501,760	378,035	111,742	1,330,852

Current					772,194
Non-current					558,658
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. Such contingencies have the same characteristics of those disclosed on December 31, 2022 financial statements and on March 31, 2023, had balances of R$13,959,560 (R$13,247,512 as of December 31, 2022) for tax risks, R$262,745 for labor risks and (R$257,365 as of December 31, 2022) and R$1,822,880 (R$1,838,183 as of December 31, 2022) for civil risks, and, of which solely the ones arising from the business combination with Sadia, Hercosul and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$111,742 (R$130,848 as of December 31, 2022).

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Interim Financial Information, Individual and Consolidated | March 31, 2023

21.      Equity

21.1.	Capital Stock

On March 31, 2023, the subscribed and paid capital of the Company was R$13,053,418, which is composed of 1,082,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$217,503.

21.1.1.	Rollforward of outstanding shares
Parent company
Quantity of outstanding of shares
	03.31.23	12.31.22
Beginning balance	1,078,116,849	807,419,692
Issue of shares on 02.01.22	-	270,000,000
Delivery of restricted shares	-	697,157
Ending balance	1,078,116,849	1,078,116,849
21.2.	Capital reserves and Other equity transactions

The capital reserves contemplate only the balances related with results on the sale and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law.

Parent company and Consolidated
	03.31.23	12.31.22
Capital reserves	2,338,476	2,338,476
Other equity transactions	(74,345)	(77,825)
Share-based payments	199,135	195,655
Acquisition of non-controlling interest	(273,260)	(273,260)
Capital transactions with controlled entities	(220)	(220)
	2,264,131	2,260,651

21.3.               Treasury shares

The Company has 4,356,397 shares held in treasury, with an average cost of R$25.19, expressed in Reais, per share and corresponding market value of R$26,705.

Parent company
Quantity of outstanding of shares
	03.31.23	12.31.22
Shares at the beggining of the period	4,356,397	5,053,554
Delivery of restricted shares	-	(697,157)
Shares at the end of the period	4,356,397	4,356,397
62

Interim Financial Information, Individual and Consolidated | March 31, 2023

The Company has share buyback program, approved on September 30, 2021 up to the limit of 3,696,858 common shares, with an 18-month term which ended on April 1st, 2023. There were no share buybacks in 2023 under this program.

22.	Earnings (Loss) per Share
	Continued operations
	2023	2022
	Jan - Mar	Jan - Mar
Basic numerator
Net loss for the period attributable to controlling shareholders	(1,034,019)	(1,537,908)
Basic denominator
Weighted average number of outstanding shares - basic	1,078,116,849	974,273,625
Net loss per share basic - R$	(0.96)	(1.58)

Diluted denominator
Weighted average number of outstanding shares - basic	1,078,116,849	974,273,625
Weighted average number of outstanding shares - diluted	1,078,116,849	974,273,625
Net loss per share diluted - R$	(0.96)	(1.58)

	Discontinued operations
	2023	2022
	Jan - Mar	Jan - Mar
Basic numerator
Net loss for the year attributable to controlling shareholders	-	(34,540)
Basic denominator
Weighted average number of outstanding shares - basic	1,078,116,849	974,273,625
Net loss per share basic - R$	-	(0.04)

Diluted denominator
Weighted average number of outstanding shares - basic	1,078,116,849	974,273,625
Weighted average number of outstanding shares - diluted	1,078,116,849	974,273,625
Net loss per share diluted - R$	-	(0.04)
63

Interim Financial Information, Individual and Consolidated | March 31, 2023
	Continued and discontinued operations
	2023	2022
	Jan - Mar	Jan - Mar
Basic numerator
Net loss for the period attributable to controlling shareholders	(1,034,019)	(1,572,448)
Basic denominator
Weighted average number of outstanding shares - basic	1,078,116,849	974,273,625
Net earnings (loss) per share basic - R$	(0.96)	(1.61)

Diluted denominator
Weighted average number of outstanding shares - basic	1,078,116,849	974,273,625
Weighted average number of outstanding shares - diluted	1,078,116,849	974,273,625
Net loss per share diluted - R$	(0.96)	(1.61)

23.	Financial Instruments and Risk Management
23.1.	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy. The Risk Policy was approved by the Board of Directors on December 15, 2022, valid for one year and is available at the Company’s website.

The Company’s risk management strategy, guided by the Risk Policy, has as main objectives:

»	To protect the Company’s operating and financial results, as well as its equity from adverse changes in the market prices, particularly commodities, foreign exchange and interests;
»	To protect the Company against counterparty risks in existing financial operations as well as to establish guidelines for sustaining the necessary liquidity to fulfil its financial commitments;
»	To protect the cash of Company against price volatilities, adverse conditions in the markets in which the Company acts and adverse conditions in its production chain.

The Risk Policy defines the governance of the bodies responsible for the execution, tracking and approval of the risk management strategies, as well as the limits and instruments that can be used.

Additionally, the Management of the Company approved the following policies on November 10, 2021, which are available at the Company’s website:

»	Financial Policy, which aims to: (i) establish guidelines for the management of the Company's financial debt and capital structure; and (ii) guide the Company's decision-making in connection with cash management (financial investments).
»	Profit Allocation Policy, which aims to establish the practices adopted by the Company regarding the allocation of its profits, providing, among others, the periodicity of payment of dividends and the baseline used to establish the respective amount.

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Interim Financial Information, Individual and Consolidated | March 31, 2023
i)	Indebtedness

The ideal capital structure definition at BRF is essentially associated with (i) strong cash position as a tolerance factor for liquidity shocks, which includes minimum cash analysis; (ii) net indebtedness; and (iii) maximization of the capital opportunity cost.

On March 31, 2023, the non-current consolidated gross debt, as presented below, represented 82.24% (83.75% as of December 31, 2022) of the total gross debt, which has an average term higher than seven years.

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	03.31.23			12.31.22
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(2,159,793)	(11,040,028)	(13,199,821)	(12,549,181)
Local currency loans and borrowings	(2,132,751)	(9,199,024)	(11,331,775)	(10,967,819)
Derivative financial instruments, net	(91,121)	(62,458)	(153,579)	(126,019)
Gross debt	(4,383,665)	(20,301,510)	(24,685,175)	(23,643,019)

Cash and cash equivalents	8,466,482	-	8,466,482	8,130,929
Marketable securities	423,004	408,410	831,414	824,775
Restricted cash	-	92,597	92,597	89,717
	8,889,486	501,007	9,390,493	9,045,421
Net debt	4,505,821	(19,800,503)	(15,294,682)	(14,597,598)
65

Interim Financial Information, Individual and Consolidated | March 31, 2023
ii)	Derivative financial instruments

Summarized financial position of derivative financial instruments, that aim to protect the risks described below:

		Parent company		Consolidated
	Note	03.31.23	12.31.22	03.31.23	12.31.22
Assets
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	346	3,939	346	3,939
Designated as hedge accounting
Foreign exchange risk on operating income	23.2.1 ii)	127,283	8,726	127,283	8,726
Commodities price risk	23.2.2	23,748	108,966	23,748	108,966
Interest rate risk	23.2.3	81,501	9,517	81,501	9,517
		232,878	131,148	232,878	131,148

Current assets		149,092	120,865	149,092	120,865
Non-current assets		83,786	10,283	83,786	10,283

Liabilities
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	(31,210)	(2,059)	(38,861)	(6,251)
Designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	(251,086)	(84,633)	(251,086)	(84,633)
Foreign exchange risk on operating income	23.2.1 ii)	(13,916)	(17,551)	(13,916)	(17,551)
Commodities price risk	23.2.2	(81,001)	(26,730)	(81,001)	(26,730)
Interest rate risk	23.2.3	(1,593)	(122,002)	(1,593)	(122,002)
		(378,806)	(252,975)	(386,457)	(257,167)

Current liabilities		(232,562)	(78,276)	(240,213)	(82,468)
Non-current liabilities		(146,244)	(174,699)	(146,244)	(174,699)

Position of derivative financial instruments - net		(145,928)	(121,827)	(153,579)	(126,019)
66

Interim Financial Information, Individual and Consolidated | March 31, 2023
iii)	Financial commitments

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	03.31.23
	Book value	Contractual cash flow	Up to 12 months	Apr - Dec 2024	2025	2026	2027	2028 onwards
Non derivative financial liabilities
Loans and borrowings	20,730,631	31,346,306	4,912,457	2,504,790	2,167,162	1,669,638	3,818,697	16,273,562
Principal		21,012,380	3,544,225	1,824,683	1,187,399	757,399	2,973,960	10,724,714
Interest		10,333,926	1,368,232	680,107	979,763	912,239	844,737	5,548,848
Trade accounts payable	11,968,874	12,172,696	12,166,162	3,203	1,712	1,619	-	-
Lease liabilities	2,808,702	3,610,468	602,739	428,890	514,294	448,909	375,619	1,240,017
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	1,593	1,593	-	-	-	-	-	1,593
Currency derivatives	265,002	265,002	120,519	144,483	-	-	-	-
Commodities derivatives	81,001	81,001	81,001	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	31,210	31,210	31,210	-	-	-	-	-

	Consolidated
	03.31.23
	Book value	Contractual cash flow	Up to 12 months	Apr - Dec 2024	2025	2026	2027	2028 onwards
Non derivative financial liabilities
Loans and borrowings	24,531,596	35,766,526	5,567,594	2,657,727	2,332,867	5,110,202	3,824,574	16,273,562
Principal		24,826,658	4,022,552	1,835,660	1,198,376	4,065,908	2,979,448	10,724,714
Interest		10,939,868	1,545,042	822,067	1,134,491	1,044,294	845,126	5,548,848
Trade accounts payable	13,489,306	13,695,514	13,688,980	3,203	1,712	1,619	-	-
Lease liabilities	3,169,115	4,045,122	744,087	511,055	590,040	477,530	383,447	1,338,963
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	1,593	1,593	-	-	-	-	-	1,593
Currency derivatives	265,002	265,002	120,519	144,483	-	-	-	-
Commodities derivatives	81,001	81,001	81,001	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	38,861	38,861	38,861	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

23.2.	Market risk management
23.2.1.	Foreign exchange risk

The risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues, or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

67

Interim Financial Information, Individual and Consolidated | March 31, 2023

i) Statement of financial position exposure

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	Consolidated
	03.31.23	12.31.22
Cash and cash equivalents	2,766,118	3,691,668
Trade accounts receivable	5,350,904	6,013,713
Trade accounts payable	(1,370,888)	(1,484,810)
Loans and borrowings	(12,165,350)	(12,241,309)
Other assets and liabilities, net	5,513	35,371
Exposure of assets and liabilities in foreign currencies	(5,413,703)	(3,985,367)
Derivative financial instruments (hedge)	5,272,244	3,721,930
Exposure in result, net	(141,459)	(263,437)

The net exposure in Reais is mainly composed of the following currencies:

Net Exposure (1)	03.31.23	12.31.22
Turkish Liras (TRY)	282,100	214,936
Chilean Pesos (CLP)	273,594	256,121
Angolan kwanza (AOA)	70,068	53,723
Yen (JPY)	(1,433)	(3,268)
Argentinian Peso (ARS)	(4,313)	(4,614)
Euros (EUR)	(63,086)	(43,445)
U.S. Dollars (USD)	(698,389)	(736,890)
Total	(141,459)	(263,437)
(1)	The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The Company holds more financial liabilities in foreign currencies than assets and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized as Financial Expenses in the Consolidate an expense of R$246,140 in the period ended on March 31, 2023 (expense of R$1,498,168 in the same period of the previous year), compensating a foreign exchange income over assets and liabilities in the Consolidate of R$143,194 in the period ended om March 31, 2023 (R$1,313,707 in the same period of the previous year).

The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on March 31, 2023 and are set forth below:

68

Interim Financial Information, Individual and Consolidated | March 31, 2023
03.31.23
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company
Non-deliverable forward	EUR	BRL	2nd Qtr. 2023	EUR	90,000	5.6500	(5,850)
Non-deliverable forward	USD	BRL	2nd Qtr. 2023	USD	180,000	5.2395	(19,076)
Futures - B3	USD	BRL	2nd Qtr. 2023	USD	200,500	5.3442	(4,217)
Swap	USD + 7.33% p.a.	CDI + 2.20% p.a.	1st Qtr. 2024	USD	30,000	N/A	(1,721)
							(30,864)

Subsidiaries
Non-deliverable forward	USD	TRY	2nd Qtr. 2023	USD	18,000	20.3880	(2,240)
Non-deliverable forward	USD	TRY	3rd Qtr. 2023	USD	22,500	21.6080	(5,411)
							(7,651)

Total Consolidated							(38,515)

03.31.23
							Fair value (R$)
Derivative instruments designated - Fair value hedge	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
FX and interest rate swap	BRF SA BRFSBZ 3.95	2nd Qtr. 2023	FX + 3,95% p.a.	98.77% CDI	234,033	USD	(106,603)	41,994
FX and interest rate swap	BRF SA BRFSBZ 4 3/4	3rd Qtr. 2024	FX + 4,75% p.a.	104.48% CDI	295,363	USD	(144,483)	52,109
					529,396		(251,086)	94,103
(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the senior unsecured notes.

ii) Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The Company has more sales in foreign currency than expenditures and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized in the Consolidate Net Revenue an income of R$55,206 in the period ended on March 31, 2023 (R$110,666 in the same period of the previous year).

The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on March 31, 2023 are set forth below:

03.31.23
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value (1)
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2023	USD	39,000	5.5204	16,102
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2023	USD	64,000	5.5047	17,912
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2023	USD	73,000	5.5384	17,681
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2024	USD	42,000	5.5212	6,765
Collar	USD Exports	BRL	USD	2nd Qtr. 2023	USD	349,000	5.3372	41,238
Collar	USD Exports	BRL	USD	3rd Qtr. 2023	USD	80,000	5.4396	12,044
Collar	USD Exports	BRL	USD	4th Qtr. 2023	USD	5,000	5.7500	1,625
						652,000		113,367

(1)	Correspond to the not realized portion of the hedge which is registered in Other comprehensive income.

69

Interim Financial Information, Individual and Consolidated | March 31, 2023

Additionally, on December 16, 2021, the cash flow hedge relations presented below was discontinued because the hedging instruments was non-derivative financial instruments (loans) and no longer met the Company’s strategies and objectives.

03.31.23
Cash flow hedge - Non-derivative instruments	Hedged object	Liability	Maturity	Notional		Designation rate	Rate (1)	Balance (2)
Parent company and consolidated
Bond BRF SA BRFSBZ 3.95	USD Exports	USD	2nd Qtr. 2023	USD	150,000	2.0387	5.6963	(548,639)

								(548,639)
(1)	Average discontinuance rates.
(2)	Effective portion of the accumulated foreign exchange variations on the designated loans, which are registered in Other comprehensive income until the maturity date.

iii) Investments exposure

The Company holds both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects of such exposures, some non-derivative financial liabilities are designated as hedging instruments for the investments exposure.

As a result of this strategy, the Company recognized revenue of R$52,942 under Other comprehensive income in the period ended on March 31, 2023 (R$210,404 in the same period of the previous year).

The non-derivative financial instruments designated as net investment hedge instruments on March 31, 2023 are set forth below:

03.31.23
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Exchange variation (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2026	USD (2)	75,673	3.7649	(100,378)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd Qtr. 2026	USD (2)	108,757	3.7649	(124,583)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2026	USD (2)	65,570	3.7649	(85,774)
Bond - BRF SA BRFSBZ 4.35	BRF Foods GmbH	USD	3rd Qtr. 2026	USD (3)	90,000	5.1629	7,425
Bond - BRF SA BRFSBZ 4.35	Al-Wafi Al-Takamol International for Foods Products	USD	3rd Qtr. 2026	USD (3)	40,000	5.1629	2,953
					380,000		(300,357)
(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	Designated on August 1st, 2019.
(3)	Designated on November 9, 2022.
23.2.2.	Commodities price risk

The Company uses commodities as production inputs and is exposed to commodities price risk arising from future purchases. The management of such risk is performed through physical inventories, future purchases at fixed price and through derivative financial instruments.

The Risk Policy establishes coverage limits to the flow of purchases of corn, meal and soy, soybeans and soybean oil with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

The Company performs purchases at variable prices in future and spot markets and, to hedge such exposure, it holds derivative financial instruments in long position (buy) to fix these prices in advance.

70

Interim Financial Information, Individual and Consolidated | March 31, 2023

As a result of this protection strategy the Company recognized in the Consolidate Cost of goods sold an income of R$14,413 in the period ended on March 31, 2023 (expense of R$406,196 in the same period of the previous year).

The financial instruments designated as cash flow hedges for the variable commodities price exposure on March 31, 2023 are set forth below:

03.31.23
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Soybean purchase - floating price	Soybean - CBOT	3rd Qtr. 2023	30,000	ton	514.42	(2,893)
Non-deliverable forward - buy	Soybean purchase - floating price	Soybean - CBOT	4th Qtr. 2023	45,000	ton	504.60	(4,202)
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2023	166,986	ton	514.06	549
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2023	17,996	ton	469.77	711
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2023	9,997	ton	444.23	290
Collar - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2023	67,986	ton	261.09	34
Collar - buy	Corn purchase - floating price	Corn - CBOT	3rd Qtr. 2023	69,993	ton	242.06	(3,714)
Collar - buy	Corn purchase - floating price	Corn - CBOT	4th Qtr. 2023	134,995	ton	236.87	(10,104)
Corn future - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2023	119,259	ton	1,507.16	(2,842)
Corn future - buy	Corn purchase - floating price	Corn - B3	3rd Qtr. 2023	362,556	ton	1,420.79	(8,218)
Corn future - buy	Corn purchase - floating price	Corn - B3	4th Qtr. 2023	79,056	ton	1,442.58	(1,779)
Collar - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2023	94,635	ton	1,650.76	(12,616)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2023	11,001	ton	1,354.04	(7,121)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2023	11,996	ton	1,340.38	(7,910)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4th Qtr. 2023	501	ton	1,360.69	(418)
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2023	8,001	ton	1,410.96	(7,779)
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2023	2,000	ton	1,410.85	(957)
				1,231,959			(68,969)
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

In certain cases, the Company performs futures purchases at fixed prices and, to hedge such exposure, it holds derivative financial instruments in short position (sell) to keep these prices at market value. The financial instruments designated as fair value hedges for the fixed commodities price exposure on March 31, 2023 are set forth below:

03.31.23
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2023	12,403	ton	256.94	1,849
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2023	3,366	ton	246.64	390
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2024	38,649	ton	235.57	1,798
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2024	3,999	ton	246.88	368
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2024	54,054	ton	216.13	(25)
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2023	7,830	ton	1,206.16	177
Corn future - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2023	9,990	ton	1,520.03	605
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2024	24,111	ton	1,498.58	558
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2024	10,989	ton	1,415.62	-
				165,391			5,720
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

The Company assessed that part of its cost, commodity future physical purchases in American dollars, also generates foreign exchange exposure and therefore has the following derivatives which were designated as cash flow hedge:

71

Interim Financial Information, Individual and Consolidated | March 31, 2023
03.31.23
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2023	USD	3,187	5.7850	1,740
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2023	USD	830	5.5648	210
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2024	USD	9,105	5.6373	2,276
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2024	USD	987	5.8548	382
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2024	USD	9,431	5.6881	1,388
						23,540		5,996

The open and liquidated derivative financial instrument still generate impacts in the statement of financial position of: i) Consolidate Inventory a credit in the amount of R$69,944 on March 31, 2023 (R$18,853 on December 31, 2022); ii) Other comprehensive income a debit amount of R$115,236 on March 31, 2023 (credit of R$43.398 on December 31, 2022).

23.2.3.	Interest rate risk

The interest rate risk may cause economic losses to the Company resulting from volatility in interest rates that affect its assets and liabilities.

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates in order to evaluate any need to enter into hedging transactions to protect from the volatility of such rates and manage the mismatch between its financial assets and liabilities.

As a result of this protection strategy the Company recognize in the Consolidated Financial Income and Expenses an expense of R$13,509 in the period ended on March 31, 2023 (income of R$107,016 in the same period of the previous year).

The derivative financial instruments used to hedge the exposure to interest rates as of March 31, 2023 are presented in the table below:

03.31.23
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 1st Issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.29% p.a.	400,000	BRL	16,026	216
Interest rate swap	Debenture - 2nd Issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.20% p.a.	400,000	BRL	25,274	54,392
Interest rate swap	Debenture - 2nd Issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	595,000	BRL	14,710	159,121
Interest rate swap	Debenture - 3rd Issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0.12% p.a.	1,000,000	BRL	7,313	61,404
Interest rate swap	Debenture - 1st Issue - 1st series - IPCA + 6.83% p.a.	3rd Qtr. 2032	IPCA + 6.83% p.a.	109.32% CDI	990,000	BRL	16,585	(16,920)
					3,385,000		79,908	258,213
(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.
72

Interim Financial Information, Individual and Consolidated | March 31, 2023
23.3.	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

23.3.1.	Credit risk in accounts receivable

The credit risk associated with trade accounts receivable is actively managed through specific systems and is supported by internal policies for credit analysis. The significant level of diversification and geographical dispersion of the customer portfolio significantly reduces the risk. However, the Company chooses to complement the risk management by contracting insurance policies for specific markets. The impairment of these financial assets is carried out based on expected credit losses.

23.3.2.	Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

23.4.	Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

23.5.	Sensitivity analysis

Management believes that the most relevant risks that may affect the Company’s results are the volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates does not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The amounts below represent the possible impacts (incremental results) of the hedging instruments and their respective hedged positions, considering situations of increase and decrease in the selected risk factors.

The information used in the preparation of the analysis is based on the position as of March 31, 2023, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

73

Interim Financial Information, Individual and Consolidated | March 31, 2023
	Scenario
Exchange rate - Balance	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.0804	2.5402	3.8103	4.5724	5.5884	6.3505	7.6206

Monetary Assets and Liabilities		2,839,597	1,419,799	567,919	(567,919)	(1,419,799)	(2,839,597)
Derivative Instruments - Not designated		(2,490,402)	(1,245,201)	(498,080)	498,080	1,245,201	2,490,402
Net effect		349,195	174,598	69,839	(69,839)	(174,598)	(349,195)

EUR	5.5244	2.7622	4.1433	4.9720	6.0768	6.9055	8.2866

Monetary Assets and Liabilities		293,952	146,976	58,790	(58,790)	(146,976)	(293,952)
Derivative Instruments - Not designated		(262,409)	(131,205)	(52,482)	52,482	131,205	262,409
Net effect		31,543	15,771	6,308	(6,308)	(15,771)	(31,543)

JPY	0.0383	0.0191	0.0287	0.0344	0.0421	0.0478	0.0574

Monetary Assets and Liabilities		716	358	143	(143)	(358)	(716)
Net effect		716	358	143	(143)	(358)	(716)

TRY	0.2648	0.1324	0.1986	0.2383	0.2913	0.3310	0.3972

Monetary Assets and Liabilities		(257,739)	(128,870)	(51,548)	51,548	128,870	257,739
Derivative Instruments - Not designated		116,689	58,345	23,338	(23,338)	(58,345)	(116,689)
Net effect		(141,050)	(70,525)	(28,210)	28,210	70,525	141,050

AOA	0.0101	0.0051	0.0076	0.0091	0.0111	0.0126	0.0152

Monetary Assets and Liabilities		(35,034)	(17,517)	(7,007)	7,007	17,517	35,034
Net effect		(35,034)	(17,517)	(7,007)	7,007	17,517	35,034

CLP	0.0064	0.0032	0.0048	0.0058	0.0071	0.0080	0.0096

Monetary Assets and Liabilities		(136,797)	(68,398)	(27,359)	27,359	68,398	136,797
Net effect		(136,797)	(68,398)	(27,359)	27,359	68,398	136,797

	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.0804	2.5402	3.8103	4.5724	5.5884	6.3505	7.6206

Revenue in USD		(1,656,210)	(828,105)	(331,242)	331,242	828,105	1,656,210
NDF		553,764	276,882	110,753	(110,753)	(276,882)	(553,764)
Collar		506,828	252,808	100,396	(33,704)	(163,499)	(417,519)
Net effect		(595,618)	(298,415)	(120,093)	186,785	387,724	684,927
74

Interim Financial Information, Individual and Consolidated | March 31, 2023
	Scenario
Exchange rate - Operating results	Base (1)	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.0804	2.5402	3.8103	4.5724	5.5884	6.3505	7.6206

Cost of Sales		(59,796)	(29,898)	(11,959)	11,959	29,898	59,796
NDF		59,796	29,898	11,959	(11,959)	(29,898)	(59,796)
Net effect		-	-	-	-	-	-

Soy Grain - CBOT	489	245	367	441	538	612	734

Cost of Sales		18,354	9,177	3,671	(3,671)	(9,177)	(18,354)
NDF		(18,354)	(9,177)	(3,671)	3,671	9,177	18,354
Net effect		-	-	-	-	-	-

Soybean Meal - CBOT	506	253	380	455	557	633	759

Cost of Sales		49,332	24,666	9,866	(9,866)	(24,666)	(49,332)
Collar		(6,804)	(2,453)	(20)	955	3,566	7,917
Net effect		42,528	22,213	9,846	(8,911)	(21,100)	(41,415)

Soybean Oil - CBOT	1,218	609	914	1,097	1,340	1,523	1,828

Cost of Sales		20,409	10,205	4,082	(4,082)	(10,205)	(20,409)
Collar		(6,118)	(3,059)	(1,224)	1,158	2,630	5,713
NDF		(14,291)	(7,146)	(2,858)	2,858	7,146	14,291
Net effect		-	-	-	(66)	(429)	(405)

Corn - CBOT	230	115	172	207	253	287	345

Cost of Sales		18,445	9,223	3,689	(3,689)	(9,223)	(18,445)
Collar		(104,364)	(51,694)	(20,092)	19,252	27,885	77,002
NDF		12,451	6,225	2,490	(2,490)	(6,225)	(12,451)
Net effect		(73,468)	(36,246)	(13,913)	13,073	12,437	46,106

Corn - B3	1,306	653	979	1,175	1,436	1,632	1,959

Cost of Sales		393,407	196,704	78,681	(78,681)	(196,704)	(393,407)
Collar		(96,501)	(48,250)	(19,300)	18,528	24,585	69,283
Future		(330,784)	(165,392)	(66,157)	66,157	165,392	330,784
Net effect		(33,878)	(16,938)	(6,776)	6,004	(6,727)	6,660
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.
75

Interim Financial Information, Individual and Consolidated | March 31, 2023
23.6.	Financial instruments by category
	Parent company
	03.31.23
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	104,699	-	104,699
Cash equivalents	-	4,627,088	4,627,088
Marketable securities	-	391,365	391,365
Restricted cash	28,373	-	28,373
Trade accounts receivable	4,491,662	334,038	4,825,700
Other receivables	142,563	-	142,563
Derivatives not designated	-	346	346
Derivatives designated as hedge accounting (1)	-	232,532	232,532

Liabilities
Trade accounts payable	(11,968,874)	-	(11,968,874)
Loans and borrowings (2)	(14,467,121)	(6,263,510)	(20,730,631)
Derivatives not designated	-	(31,210)	(31,210)
Derivatives designated as hedge accounting (1)	-	(347,596)	(347,596)
	(21,668,698)	(1,056,947)	(22,725,645)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

	Consolidated
	03.31.23
	Amortized cost	FVTOCI (3)	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	1,510,259	-	-	1,510,259
Cash equivalents	-	-	6,956,223	6,956,223
Marketable securities	381,781	11,657	437,976	831,414
Restricted cash	92,597	-	-	92,597
Trade accounts receivable	3,279,501	-	334,038	3,613,539
Other receivables	142,563	-	-	142,563
Derivatives not designated	-	-	346	346
Derivatives designated as hedge accounting (1)	-	-	232,532	232,532

Liabilities
Trade accounts payable	(13,489,306)	-	-	(13,489,306)
Loans and borrowings (2)	(18,268,086)	-	(6,263,510)	(24,531,596)
Derivatives not designated	-	-	(38,861)	(38,861)
Derivatives designated as hedge accounting (1)	-	-	(347,596)	(347,596)
	(26,350,691)	11,657	1,311,148	(25,027,886)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.
76

Interim Financial Information, Individual and Consolidated | March 31, 2023
23.7.	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 - Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 - Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 - Instruments for which significant inputs are non-observable. The Company does not have financial instruments in this category.

The table below presents the overall classification of financial instruments accounted at fair value by measurement hierarchy. For the three-month ended March 31, 2023, there were no changes among the 3 levels of hierarchy.

	Parent company
	03.31.23			12.31.22
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through profit and loss
Savings account and overnight	32,394	-	32,394	10,793	-	10,793
Term deposits	-	-	-	154,025	-	154,025
Bank deposit certificates	-	4,591,135	4,591,135	-	3,675,037	3,675,037
Financial treasury bills	376,393	-	376,393	364,543	-	364,543
Investment funds	18,531	-	18,531	18,997	-	18,997
Trade accounts receivable	-	334,038	334,038	-	274,493	274,493
Derivatives	-	232,878	232,878	-	131,148	131,148
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(378,806)	(378,806)	-	(252,975)	(252,975)
Loans and borrowings	-	(6,263,510)	(6,263,510)	-	(7,461,296)	(7,461,296)
	427,318	(1,484,265)	(1,056,947)	548,358	(3,633,593)	(3,085,235)
77

Interim Financial Information, Individual and Consolidated | March 31, 2023
	Consolidated
	03.31.23			12.31.22
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Stocks	11,657	-	11,657	11,752	-	11,752
Fair value through profit and loss
Savings account and overnight	41,649	-	41,649	12,720	-	12,720
Term deposits	1,835,227	-	1,835,227	2,495,438	-	2,495,438
Bank deposit certificates	-	5,075,788	5,075,788	-	3,754,202	3,754,202
Financial treasury bills	376,393	-	376,393	364,543	-	364,543
Investment funds	18,551	-	18,551	19,018	-	19,018
Trade accounts receivable	-	334,038	334,038	-	274,493	274,493
Derivatives	-	232,878	232,878	-	131,148	131,148
Other titles	46,591	-	46,591	53,809	-	53,809
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(386,457)	(386,457)	-	(257,167)	(257,167)
Loans and borrowings	-	(6,263,510)	(6,263,510)	-	(7,461,296)	(7,461,296)
	2,330,068	(1,007,263)	1,322,805	2,957,280	(3,558,620)	(601,340)

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based on prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based on level 2 and are measured by discounted cash flows.

		Parent company and Consolidated
			03.31.23		12.31.22
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 4 3/4	USD	2024	(1,475,806)	(1,460,947)	(1,525,727)	(1,513,221)
BRF SA BRFSBZ 3.95	USD	2023	(1,165,325)	(1,184,772)	(1,185,479)	(1,209,990)
BRF SA BRFSBZ 4 7/8	USD	2030	(2,995,642)	(2,475,502)	(3,119,390)	(2,602,599)
BRF SA BRFSBZ 5 3/4	USD	2050	(3,313,855)	(2,295,076)	(3,463,081)	(2,503,033)
Debenture - 1st Issue	BRL	2032	(2,650,656)	(2,461,826)	(2,571,080)	(2,521,309)
Debenture - 2nd Issue	BRL	2030	(2,393,675)	(2,278,981)	(2,355,427)	(2,319,296)
Debenture - 3rd Issue	BRL	2031	(1,047,592)	(888,913)	(1,013,639)	(877,103)
Parent company			(15,042,551)	(13,046,017)	(15,233,823)	(13,546,551)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(2,513,020)	(2,264,456)	(2,608,613)	(2,367,075)
Consolidated			(17,555,571)	(15,310,473)	(17,842,436)	(15,913,626)

78

Interim Financial Information, Individual and Consolidated | March 31, 2023

24.      Segment Information

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	In-natura: production and sale of whole poultry and cuts and pork and other cuts.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

	Consolidated
	2023	2022
Net sales	Jan - Mar	Jan - Mar
Brazil
In-natura	1,463,417	1,434,335
Processed	4,820,175	4,442,679
Other sales	134,681	6,144
	6,418,272	5,883,158

International
In-natura	5,106,882	4,574,197
Processed	975,072	864,770
Other sales	47,484	57,561
	6,129,438	5,496,528

Other segments	630,259	661,556
	13,177,969	12,041,242

The income (loss) before financial results for each segment and for Corporate is set forth below:

79

Interim Financial Information, Individual and Consolidated | March 31, 2023

				Consolidated
	Gross profit		Income (loss) before financial results and income taxes
	2023	2022	2023	2022
	Jan-mar	Jan-mar	Jan-mar	Jan-mar
Brazil	1,146,423	192,628	136,188	(762,892)
Margin (%)	17.9%	3.3%	2.1%	-13.0%
International	351,334	771,665	(495,454)	151,103
Margin (%)	5.7%	14.0%	-8.1%	2.7%
Other segments	175,456	148,720	100,566	86,243
Margin (%)	27.8%	22.5%	16.0%	13.0%
Sub total	1,673,213	1,113,013	(258,700)	(525,546)
Corporate	-	-	79,339	(1,531)
	1,673,213	1,113,013	(179,361)	(527,077)
Margin (%)	12.7%	9.2%	-1.4%	-4.4%

The composition of the main effects not allocated to the operating segments and presented as Corporate is set forth below:

	Consolidated
Corporate	Jan - Mar	Jan - Mar
Results with sale and disposal of fixed assets	81,207	1,991
Reversal/(provision) for tax and civil contingencies	4,983	(3,848)
Expenses with demobilization	959	57
Investigations involving the Company	(2,221)	(180)
Expenses COVID-19	(364)	(1,210)
Other	(5,225)	1,659
	79,339	(1,531)

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the three-month period ended March 31, 2023 and 2022.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	03.31.23	12.31.22	03.31.23	12.31.22	03.31.23	12.31.22
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,852,889	1,865,390	441,261	423,846	2,294,150	2,289,236
Other segments	457,215	457,215	474,897	474,875	932,112	932,090
	3,461,602	3,474,103	1,898,636	1,881,199	5,360,238	5,355,302

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

80

Interim Financial Information, Individual and Consolidated | March 31, 2023

25.      Net Sales

	Parent company		Consolidated
	2023	2022	2023	2022
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Gross sales
Brazil	7,723,356	7,215,437	7,723,356	7,215,437
International	5,190,531	3,816,871	6,486,084	5,734,655
Other segments	467,110	467,223	770,019	796,367
	13,380,997	11,499,531	14,979,459	13,746,459

Sales deductions
Brazil	(1,305,085)	(1,332,279)	(1,305,084)	(1,332,279)
International	(22,078)	(47,200)	(356,647)	(238,127)
Other segments	(55,974)	(48,193)	(139,759)	(134,811)
	(1,383,137)	(1,427,672)	(1,801,490)	(1,705,217)

Net sales
Brazil	6,418,271	5,883,158	6,418,272	5,883,158
International	5,168,453	3,769,671	6,129,437	5,496,528
Other segments	411,136	419,030	630,260	661,556
	11,997,860	10,071,859	13,177,969	12,041,242

26.      Other Operating Income (Expenses)

	Parent company		Consolidated
	2023	2022	2023	2022
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Recovery of expenses	6,330	66,678	6,401	68,750
Provision reversal	11	1,036	18	1,042
Scrap sales	3,354	2,848	4,222	3,468
Provision for civil and tax risks	5,098	(55,215)	4,764	(55,495)
Other employees benefits	(4,008)	(5,440)	(4,008)	(5,440)
Insurance claims costs	(1,537)	(15,561)	(1,527)	(15,648)
Gains on the disposal of non-financial assets (1)	74,276	2,013	78,372	1,996
Demobilization expenses	959	57	959	57
Expected credit losses in other receivables	(540)	483	(646)	483
Other	(6,485)	(2,838)	(4,157)	(1,886)
	77,458	(5,939)	84,398	(2,673)
(1)	Includes gain on disposal of properties not linked to production.

81

Interim Financial Information, Individual and Consolidated | March 31, 2023
27.	Financial Income (Expenses)
		Parent company		Consolidated
		2023	2022	2023	2022
	Note	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Financial income
Interest on cash and cash equivalents	4	63,172	94,769	86,241	101,277
Income with marketable securities	5	17,747	14,798	23,794	29,037
Fair value through profit and loss		17,747	14,798	17,747	14,868
Amortized cost		-	-	6,047	14,169
Interest on recoverable taxes	9	65,441	63,827	65,532	63,963
Interest on other assets		10,807	17,702	13,619	18,667
Financial income on other assets and liabilities		396	372	8,944	1,081
		157,563	191,468	198,130	214,025
Financial expenses
Interests on loans and borrowings	15	(480,758)	(382,871)	(536,619)	(429,740)
Interest with related parties	29	(112,051)	(66,353)	-	-
Interest on contingencies	20	(34,010)	(60,770)	(34,010)	(60,770)
Interest on leases	17	(59,706)	(42,269)	(65,457)	(47,131)
Interest on actuarial liabilities		(7,590)	(8,304)	(9,500)	(9,532)
Discount on assignment of credits		(41,926)	(33,067)	(43,667)	(34,464)
Bank expenses		(7,417)	(9,815)	(26,864)	(17,376)
Taxes on financial income		(8,184)	(8,877)	(8,685)	(9,574)
Adjustment to present value (2)	6 and 16	(264,999)	(179,170)	(263,435)	(175,030)
Other financial expenses		(41,666)	(19,498)	(47,952)	(20,248)
		(1,058,307)	(810,994)	(1,036,189)	(803,865)
Foreign exchange and monetary variations
Exchange rate variation on monetary assets and liabilities		443,483	3,333,288	143,194	1,313,706
Foreign exchange of derivatives		(107,688)	(1,373,484)	(108,804)	(1,363,155)
Interest and fair value of derivatives		(135,744)	(133,504)	(137,336)	(135,013)
Net Monetary Gains or Losses (1)		-	-	80,934	-
		200,051	1,826,300	(22,012)	(184,462)
		(700,693)	1,206,774	(860,071)	(774,302)
(1)	Effects of monetary correction resulting from operations in hyperinflationary economy.
(2)	The adjustment to present value considers the balances of trade accounts receivable and trade accounts payable and the rate used in the period ended on March 31, 2023 was 15.33% p.a. (14.48% p.a. in the same period of the previous year).
82

Interim Financial Information, Individual and Consolidated | March 31, 2023
28.	Expenses by Nature

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company		Consolidated
	2023	2022	2023	2022
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Costs of sales
Raw materials and supplies (1)	7,186,776	7,001,938	8,689,209	8,328,576
Salaries and employees benefits	1,104,528	1,052,615	1,224,580	1,153,770
Depreciation	551,622	508,204	595,406	537,137
Amortization	27,683	19,288	54,182	39,214
Other	849,777	775,984	941,379	869,532
	9,720,386	9,358,029	11,504,756	10,928,229

Sales expenses
Indirect and direct logistics expenses	965,852	707,513	887,088	681,725
Marketing	145,438	93,109	189,911	134,193
Salaries and employees benefits	272,876	258,387	372,625	359,876
Depreciation	44,872	41,583	89,754	71,598
Amortization	15,697	13,883	20,898	17,591
Other	139,829	157,637	210,365	225,619
	1,584,564	1,272,112	1,770,641	1,490,602

Administrative expenses
Salaries and employees benefits	39,370	45,557	69,631	75,909
Fees	13,368	14,371	13,441	14,416
Depreciation	8,520	5,685	10,848	8,607
Amortization	8,883	4,265	12,607	4,673
Other	24,945	16,862	53,280	39,907
	95,086	86,740	159,807	143,512
(1)	Includes recoveries of ICMS, PIS and COFINS taxes on inputs, INSS credits and export credits in the amount of R$30,011 for the three-month ended March 31, 2023 (R$31.206 in the same period of previous year).

The Company incurred in expenses with internal research and development of new products of R$6,543 for the three-month period ended March 31, 2023 in the Parent Company and in the Consolidated (R$11,157 in the Parent Company and in the Consolidated in the same period of previous year).

83

Interim Financial Information, Individual and Consolidated | March 31, 2023

29.      Related Parties

The balances of the transactions with related parties are as follows:

									Parent company
	Accounts receivable		Dividends and interest on shareholders' equity receivable		Trade accounts payable		Other rights		Advances and other liabilities
	03.31.23	12.31.22	03.31.23	12.31.22	03.31.23	12.31.22	03.31.23	12.31.22	03.31.23		12.31.22
Banvit	-	-	-	-	-	-	3,487	2,683	-		-
BRF Energia S.A.	-	-	-	-	(7,839)	(19,925)	-	-	-		-
BRF Foods GmbH	392,052	470,608	-	-	-	-	124	9	-		-
BRF Global GmbH	3,389,823	3,903,189	-	-	-	-	-	-	(7,102,057)	(1)	(7,042,333)
BRF GmbH	-	-	-	-	-	-	-	-	(1,598,756)	(2)	(1,611,779)
Hercosul Alimentos Ltda.	10,076	10,662	-	-	-	-	322	-	-		-
Al-Wafi Factory	-	-	-	-	-	-	198
Hercosul International S.R.L.	1,272	732	-	-	(1,917)	(1,519)	-	-	-		-
Mogiana Alimentos S.A.	26,396	19,934	-	-	-	(56)	363	-	-		-
Sadia Alimentos S.A.	-	-	-	-	-	-	-	-	(3,695)		(4,019)
Sadia Chile S.A.	275,487	258,116	-	-	-	-	91	90	-		-
Sadia Uruguay S.A.	7,891	-	-	-	-	-	-	-	(46,324)		(47,141)
VIP S.A. Empreendimentos e Partic. Imob.	-	-	64	64	-	-	-	-	-		-
Marfrig Global Foods S.A.	12,787	11,251	-	-	(27,037)	(24,228)	-	-	-		-
Marfrig Chile S.A.	1,318	796	-	-	-	-	-	-	-		-
Quickfood S.A.	22,287	18,531	-	-	-	-	-	-	-		-
Marfrig Alimentos S.A.	-	98	-	-	-	-	-	-	-		-
Pampeano Alimentos S.A.	-	217	-	-	-	-	-	-	-		-
Total	4,139,389	4,694,134	64	64	(36,793)	(45,728)	4,585	2,783	(8,750,832)		(8,705,272)
(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other Obligations with Related Parties.

84

Interim Financial Information, Individual and Consolidated | March 31, 2023
	Consolidated
	Accounts receivable		Trade accounts payable
	03.31.23	12.31.22	03.31.23	12.31.22
Marfrig Global Foods S.A.	12,787	11,251	(28,302)	(26,970)
Marfrig Chile S.A.	3,220	2,258	(230)	(42)
Quickfood S.A.	22,287	18,531	-	-
Marfrig Alimentos S.A.	-	98	-	-
Pampeano Alimentos S.A.	-	217	-	-
Total	38,294	32,355	(28,532)	(27,012)

85

Interim Financial Information, Individual and Consolidated | March 31, 2023
					Parent company
	Sales		Financial results, net		Purchases
	2023	2022	2023	2022	2023	2022
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
BRF Energia S.A.	-	-	-	-	(85,308)	(79,557)
BRF Foods GmbH	-	70,861	-	-	-	-
BRF Global GmbH	4,811,715	3,401,745	(111,030)	(65,428)	-	-
BRF Pet S.A.	-	3,213	-	-	-	(5)
Hercosul Alimentos Ltda.	8,034	1,622	-	-	-	-
Hercosul International S.R.L.	1,427	188	-	-	-	-
Mogiana Alimentos S.A.	20,553	2,180		-	-	-
Sadia Alimentos S.A.	-	-	(43)	(42)	-	-
Sadia Chile S.A.	114,959	54,547	-	-	-	-
Sadia Uruguay S.A.	26,716	25,091	(978)	(883)	-	-
Marfrig Global Foods S.A.	20,300	22,561	-	-	(86,034)	(110,790)
Marfrig Chile S.A.	1,794	1,409	-	-	-	-
Quickfood S.A.	33,055	13,494	-	-	-	-
Marfrig Alimentos S.A.	-	242	-	-	-	-
Total	5,038,553	3,597,153	(112,051)	(66,353)	(171,342)	(190,352)

	Consolidated
	Sales		Purchases
	2023	2022	2023	2022
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Marfrig Global Foods S.A.	20,300	22,561	(121,041)	(124,775)
Marfrig Chile S.A.	3,127	3,474	(318)	(112)
Quickfood S.A.	33,055	13,494	-	-
Marfrig Alimentos S.A.	-	242	-	-
Total	56,482	39,771	(121,359)	(124,887)

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy respecting market conditions. As of March 31, 2023 the balance of these transactions was R$1,975,306 (R$2,156,987 as of December 31, 2022).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 19). Additionally, the Company leased properties owned by BRF Previdência, and for the three-month period ended March 31, 2023 the total amount of lease payments was R$4,301 (R$5,148 in the same period of the previous year).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

On December 16, 2022, BRF issued a guarantee to the promissory commercial notes issued by Potengi, public offering with limited distribution efforts with maturity in eighteen (18) months. The total amount of the Offer is R$700,000 (seven hundred million Brazilian reais). BRF issued a joint guarantee limited to the amount corresponding to 24% of the Offer amount.

86

Interim Financial Information, Individual and Consolidated | March 31, 2023
29.1.	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
	2023	2022
	Jan - Mar	Jan - Mar
Salary and profit sharing	10,232	17,188
Short-term benefits (1)	113	363
Private pension	185	242
Termination benefits	1,519	530
Share-based payment	3,335	9,091
	15,383	27,414
(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$3,736 for the three-month ended March 31, 2023 (R$6,457 in the same period of the previous year).

30.      Commitments

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

Parent company		Consolidated
	03.31.23	03.31.23
Current	4,174,508	4,596,039
Non-current	5,958,827	6,106,946
2024	1,800,553	1,921,684
2025	1,315,817	1,342,774
2026	1,025,214	1,025,230
2027	822,809	822,824
2028 onwards	994,434	994,434
	10,133,335	10,702,985
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Interim Financial Information, Individual and Consolidated | March 31, 2023
31.	Transactions that do not involve cash

The following transactions did not involve cash or cash equivalents during the three-month period ended March 31, 2023:

(i)	Capitalized loan interest: for the three-month ended March 31, 2023 amounted to R$17,021 in the Parent Company and R$20,853 in the Consolidated (R$23,921 in the Parent Company and R$25,847 in the Consolidated in the same period of the previous year).
(ii)	Addition of lease by right-of-use assets and respective lease liability: for the three-month period ended on March 31, 2023 amounted to R$287,697 in the parent company and R$288,023 in the consolidated (R$140,200 in the parent company and R$184,504 in the same period of the previous year).
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Interim Financial Information, Individual and Consolidated | March 31, 2023
32.	Approval of the Financial Statements

The financial statements were approved and the issuance authorized by the Board of Directors on May 15, 2023.

BOARD OF DIRECTORS

Global President Office (Non-Independent)	Marcos Antonio Molina dos Santos
Vice-Chairman (Non-Independent)	Sérgio Agapito Lires Rial
Independent Member	Aldo Luiz Mendes
Independent Member	Altamir Batista Mateus da Silva
Independent Member	Deborah Stern Vieitas
Non-Independent Member	Eduardo Augusto Rocha Pocetti
Non-Independent Member	Márcia Aparecida Pascoal Marçal dos Santos
Independent Member	Pedro de Camargo Neto
Independent Member	Augusto Marques da Cruz Filho
Independent Member	Flavia Maria Bittencourt

FISCAL COUNCIL

Member	Attílio Guaspari
Member	Marco Antônio Peixoto Simões Velozo
Member	Bernardo Szpigel

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator	Augusto Marques da Cruz Filho
Member	Deborah Stern Vieitas
Member	Eduardo Augusto Rocha Pocetti
External Member	Manoel Cordeiro Silva Filho

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Miguel de Souza Gularte
Financial and Investor Relations Vice-President	Fábio Luis Mendes Mariano
People, Sustainability and Digital Vice-Presiden	Alessandro Rosa Bonorino
Vice President of Industrial Operations and Logistics	Artemio Listoni
Agribusiness and Product Quality Vice-President	Fabio Duarte Stumpf
International Markets and Planning Vice-President	Leonardo Campo Dallorto
Brazil Commercial Vice-President	Manoel Reinaldo Manzano Martins Junior
Marketing and New Businesses Vice-President	Marcel Sacco

Marcos Roberto Badollato
Accounting Director - CRC 1SP219369/O-4
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Interim Financial Information, Individual and Consolidated | March 31, 2023

Breakdown of the Capital by Owner (Not reviewed)

The shareholding position of the shareholders holding more than 5% of the voting stock, management and members of the Board of Directors is presented below:

	03.31.23		12.31.22
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Foods S.A.	360,133,580	33.27	360,133,580	33.27
Caixa de Previd. dos Func. do Banco do Brasil	67,560,738	6.24	67,560,738	6.24
Kapitalo Investimentos Ltda.	55,730,079	5.15	55,730,079	5.15
Management
Board of Directors	518,900	0.05	518,900	0.05
Executives	531,579	0.05	655,163	0.06
Treasury shares	4,356,397	0.40	4,356,397	0.40
Other	593,641,973	54.84	593,518,389	54.83
	1,082,473,246	100.00	1,082,473,246	100.00

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Interim Financial Information, Individual and Consolidated | March 31, 2023

INDEPENDENT AUDITORS’ REPORT ON REVIEW INTERIM FINANCIAL INFORMATION

To the Board of directors and shareholders of

BRF S.A.

Itajaí - SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended March 31, 2023, comprising the balance sheet as of March 31, 2023 and the respective statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the period of three months then ended, including the footnotes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of three months ended March 31, 2023, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Audit and review of the corresponding amounts of the fiscal year and comparative period

The audit of the individual and consolidated financial statements of the Company as of December 31, 2022 was conducted under the responsibility of another independent auditor, which issued an audit report without qualifications on February 28, 2023. The review of the individual and consolidated interim financial information for the period of three months ended March 31, 2022 was conducted under the responsibility of another independent auditor, which issued a review report on that quarterly information, without qualifications, on May 4, 2022, including an emphasis of matter paragraph related to investigations concluded by US government entities and investigations conducted, at that time, by Brazilian government entities involving the Company.

São Paulo, May 15, 2023

Grant Thornton Auditores Independentes Ltda.
CRC 2SP-025.583/O-1

Octavio Zampirollo Neto

Accountant CRC 1SP-289.095/O-3

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Interim Financial Information, Individual and Consolidated | March 31, 2023

Opinion of the Audit and Integrity Committee

The Audit and Integrity Committee of BRF S.A., in fulfilling its statutory and legal duties, examined the interim financial information (Parent Company and Consolidated) for the three-month period ended on March 31, 2023, the Management Report and the review report issued without modification by Grant Thornton Auditores Independentes Ltda.

There were no situations of significant divergence between the Company's Management, the independent auditors and the Audit Committee in relation to the Company's interim financial information.

Based on the documents reviewed and the explanations provided, the members of the Audit and Integrity Committee, undersigned, issued the opinion that the interim financial information are in a position to be approved.

São Paulo, May 15, 2023.

Augusto Marques da Cruz Filho

Coordinator

Eduardo Augusto Rocha Pocetti

Member

Deborah Stern Vieitas

Member

Manoel Cordeiro Silva Filho

External Member

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Interim Financial Information, Individual and Consolidated | March 31, 2023

Statement of Exeutive Board on the Interim Financial Information and Independent Auditor’s Report

In compliance with the dispositions of sections V and VI of the article 25 of the CVM Instruction No. 480/09, the executive board of BRF S.A. states that:

(i)	reviewed, discussed and agreed with the Company's interim financial information for the three-month period ended on March 31, 2023, and
(ii)	reviewed, discussed and agreed with the opinions expressed in the audit report issued by Grant Thornton Auditores Independentes Ltda. for the Company's interim financial information for the three-month period ended on March 31, 2023.

São Paulo, May 15, 2023.

Miguel de Souza Gularte

Global Chief Executive Officer

Fábio Luis Mendes Mariano

Financial and Investor Relations Vice-President

Alessandro Rosa Bonorino

People, Sustainability and Digital Vice-President

Artemio Listoni

Vice President of Industrial Operations and Logistics

Fabio Duarte Stumpf

Agribusiness and Product Quality Vice-President

Leonardo Campo Dallorto

International Markets and Planning Vice-President

Manoel Reinaldo Manzano Martins Junior

Brazil Commercial Vice-President

Marcel Sacco

Marketing and New Businesses Vice-President

93